                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration File No: 333-66035

                   SUBJECT TO COMPLETION, DATED JULY 14, 1999

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 22, 1999)

                                  $200,000,000
[SEQUA LOGO]                   SEQUA CORPORATION
                              % SENIOR NOTES DUE

We are offering the Notes at a total purchase price of $          , or      % of
the principal amount of the Notes. We will receive $          of the proceeds,
or      % of the principal amount of the Notes, from the sale of the Notes,
after paying the underwriters' discounts and commissions of $          , or
     % of the principal amount of the Notes, and before paying expenses estimated at $500,000. Set forth below is a summary of the terms of the Notes offered by this prospectus supplement and the accompanying prospectus. For more detail, see "Description of Notes."

- INTEREST
   The Notes have a fixed annual rate of      % which will be paid every six
  months on                and                , beginning                , 2000.

- MATURITY
   The Notes will mature on           ,          .

- RANKING
   The Notes are our unsecured senior debt and will rank equally with all of our other unsecured and unsubordinated debt. Because we are a holding company, the Notes will be effectively subordinated to the claims of creditors of our subsidiaries with respect to their assets.

- REDEMPTION
   We may, at our option, redeem the Notes at any time at the prices described on page S-38 of this prospectus supplement.

- NO SINKING FUND
   The Notes will not be subject to any sinking fund.

THIS INVESTMENT INVOLVES RISKS. SEE THE "RISK FACTORS" SECTION BEGINNING ON PAGE 1 OF THE ACCOMPANYING PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York
on or about                , 1999.
                            ------------------------
                              Joint Lead Managers
BEAR, STEARNS & CO. INC.                                   CHASE SECURITIES INC.
        Book-running Manager

                                  Co-Managers
BNY CAPITAL MARKETS, INC.      DEUTSCHE BANC ALEX. BROWN     WASSERSTEIN PERELLA
SECURITIES, INC.
                            ------------------------
          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS           , 1999.

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS ARE DELIVERED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND THEY ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                           FORWARD-LOOKING STATEMENTS

     This document includes forward-looking statements made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations, estimates and projections that are subject to risks and uncertainties, including, but not limited to: political, currency, regulatory, competitive and technological developments. Such risks, uncertainties and other factors are discussed under the caption "Risk Factors" in the accompanying prospectus. Consequently, actual results could differ materially from these forward-looking statements. We do not undertake, and specifically disclaim any obligation, to update any forward-looking statements, which speak only as of the date made.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary contains basic information about this offering. It likely does not contain all the information that is important to you in making a decision to invest in our company. For a more complete understanding of this offering, we encourage you to read this entire document and other documents to which we refer. Unless the context otherwise requires, all references to "Sequa," "we," "us," or "our" include Sequa Corporation and its subsidiaries.

                                  THE COMPANY

WHO WE ARE

     We are a diversified industrial company that produces a broad range of products through units in five business segments: Aerospace, Propulsion, Metal Coating, Specialty Chemicals, and Other Products. We maintain leading market positions in a majority of our markets and believe we have achieved significant technological advantages with respect to many of our products and services. We also have achieved a significant degree of geographic diversity and in 1998 derived 47% of our revenue from outside the United States. We seek to improve profitability and expand our market positions by developing new products and services and through strategic acquisitions and divestitures. For the twelve months ended March 31, 1999, we had revenue of $1.8 billion and operating income plus depreciation and amortization ("EBITDA") of $188.9 million.

OUR BUSINESS SEGMENTS

     Aerospace. Our Aerospace segment consists solely of our largest operating unit, Chromalloy Gas Turbine, which, for the twelve months ended March 31, 1999, had revenue of $775.1 million or 44% of total revenue and EBITDA of $101.1 million or 46% of total EBITDA before corporate expenses. Gas Turbine repairs and manufactures components for jet aircraft engines. A major independent supplier in the repair market, Gas Turbine provides domestic and international airlines with technologically advanced repairs and coatings for turbine airfoils and other critical engine components. The unit also supplies components to the manufacturers of jet engines and serves both the general aviation and military markets. Gas Turbine's largest customers include GE Engine Services, Northwest Airlines, Rolls Royce, the U.S. Air Force and Pratt & Whitney.

     Propulsion. Our Propulsion segment consists solely of ARC Propulsion, which, for the twelve months ended March 31, 1999, had revenue of $263.9 million or 15% of total revenue and EBITDA of $29.1 million or 13% of total EBITDA before corporate expenses. ARC Propulsion is a leading developer and manufacturer of advanced rocket propulsion systems, gas generators and auxiliary rocket motors, and engages in research and development relating to new rocket propellants and advanced engineered materials. For the military contract market, ARC Propulsion produces propulsion systems primarily for tactical weapons. ARC Propulsion currently provides propulsion systems for several high profile projects, including the Army Extended Range Multiple Launch Rocket System, Extended Range Army Tactical Rocket System, Javelin, Stinger, Tomahawk, Standard Missile, Sidewinder, and Trident. For space applications, ARC Propulsion produces small liquid fuel rocket engines designed to provide attitude and orbit control for a number of satellite systems worldwide.

     ARC Propulsion has grown primarily through the introduction of products for the automotive market using technologies that were originally developed for military applications. ARC Propulsion pioneered the development of hybrid inflators for automotive airbags and energetic materials for airbag deployment. In early 1998, ARC Propulsion moved to further its role in the automotive market through the purchase of the remaining share of an existing 50%-owned joint venture that produces airbag inflators for a cash purchase price of approximately $22.7 million. In addition, we assumed $25.0 million of the joint venture's debt and repaid it in 1998. As a result of this transaction, ARC Propulsion now supplies airbag inflators directly to its customers. ARC Propulsion's products in this market are currently sold principally to Breed Technologies Inc., which makes modules for use in vehicles manufactured by several leading automotive companies, including DaimlerChrysler, Opel, and Fiat. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk/Concentration of Business."

     Metal Coating. Our Metal Coating segment consists solely of Precoat Metals, which, for the twelve months ended March 31, 1999, had revenue of $194.2 million or 11% of total revenue and EBITDA of $24.6 million or 11% of total EBITDA before corporate expenses. Precoat Metals is a leader in the application of protective and decorative coatings to continuous steel and aluminum coil. Precoat Metals' principal market is the building products industry, where coated steel is used for the construction of pre-engineered building systems, and as components in the industrial, commercial, agricultural and residential sectors. Precoat Metals also serves the container industry, where the unit has established a position in the application of coatings to steel and aluminum stock used to fabricate metal cans and can lids. In addition, the unit has established a presence in other product markets, including heating, ventilating and air conditioning units, truck trailer panels and office equipment. Precoat Metals' customers are a diverse group, including building products manufacturers and other companies that utilize coated metal in the manufacture of products such as metal casings and truck panels. These customers generally direct the purchase of our metal coating services through their principal steel suppliers such as National Steel Corporation and Bethlehem Corporation. Precoat Metals also pre-coats aluminum for Aluminum Corporation of America.

     Specialty Chemicals. Our Specialty Chemicals segment consists solely of Warwick International, which, for the twelve months ended March 31, 1999, had revenue of $158.2 million or 9% of total revenue and EBITDA of $32.3 million or 15% of total EBITDA before corporate expenses. Warwick International is a leading producer and supplier of TAED, a bleach activator for powdered laundry and dishwasher detergent products. TAED is used in oxygen-based bleaching systems to increase the cleaning power of detergent at low wash temperatures. These bleaching systems are used primarily in international markets, principally in Europe. In addition, the unit is selling TAED products for industrial markets, such as textile bleaching and pulp and paper processing. The unit also continues to expand its network of European chemical distributors that supplies specialty products for use in plastics, resins, paints and cosmetics. Warwick International's largest customers include Procter & Gamble, Unilever and Henkel.

     Other Products. This segment consists of four ongoing businesses: MEGTEC Systems, Sequa Can Machinery, Casco Products and the Men's Apparel unit. For the twelve months ended March 31, 1999, this segment reported revenue of $378.3 million or 21% of total revenue and EBITDA of $33.3 million or 15% of total EBITDA before corporate expenses.

     - MEGTEC Systems. MEGTEC Systems was formed in 1997 following the acquisition of TEC Systems (a producer of air flotation dryers for paper and printing uses and emission control systems for industrial applications) and its integration with our existing MEG operation (a supplier of equipment for the web offset printing industry, including pasters and splicers, web guides, infeeds, chill stands, and related equipment for high-speed web presses). The unit's largest customers include MAN Roland, KBA, Quad, 3M and Goss. By combining MEG with TEC Systems, we have achieved significant cost savings and operational improvements.

     - Sequa Can Machinery. Sequa Can Machinery designs and manufactures equipment for the two-piece can industry, including high-speed equipment to coat and decorate, and to form the cup and body of, two-piece cans. With the largest installed base of equipment in the industry, Sequa Can Machinery also supplies upgrade kits and spare parts and maintains an extensive support service program. The unit's product development team continually seeks to improve the technology of its products to achieve higher speeds without compromising quality. The unit's largest customers include American National Can, Ball Corporation and Crown, Cork & Seal.

     - Casco Products. Casco Products is the world's leading supplier of automotive cigarette lighters and power outlets. Casco Products also offers a growing line of automotive accessories, led by a series of electronic devices to monitor automotive fluid levels such as engine oil, engine coolant and brake, transmission and power steering fluids. The unit's largest customers include General Motors, Ford Motor Company, DaimlerChrysler and Fiat.

     - Men's Apparel. The Men's Apparel unit is the largest domestic designer and manufacturer of men's formalwear, with products marketed under the After Six(R), Oscar de la Renta(R) and Raffinati(R) labels, all three of which are registered trademarks.

                             COMPETITIVE STRENGTHS

     Market Share Leader. We maintain leading positions in a majority of our markets, a strategy that we believe results in meaningful competitive advantages and greater profitability. For example, Gas Turbine and Precoat Metals are among the largest independent suppliers of their products and services; Sequa Can Machinery is the largest supplier of its products; Warwick International is a leading supplier of TAED; Casco Products is the leading supplier of automotive cigarette lighters and power outlets; and the Men's Apparel unit is the largest domestic designer and manufacturer of men's formalwear. For the twelve months ended March 31, 1999, these units contributed 74% of our revenues.

     Diversified Source of Revenues and Cash Flow. Our operations span many different business segments, ranging from heavy industrial services and products to specialty chemicals and apparel. Our concentration in commercial aerospace is balanced by our meaningful participation in seven other end markets, which on a combined basis contributed 56% of our consolidated revenue for the twelve months ended March 31, 1999. We are also well diversified geographically, with international sales representing 47% of our consolidated revenue for the year ended December 31, 1998. This diversity enables us to mitigate the effects of a downturn in any specific business segment or geographic region and allows for more consistent profitability and growth in a variety of economic conditions.

     Technological Innovation. We have a firm commitment to research and development and as a result have developed proprietary technologies in our various business segments that provide competitive barriers against new market entrants. For example, our Gas Turbine unit has developed proprietary coatings which enable jet engines to operate at higher temperatures, thereby achieving significantly improved fuel efficiency, and is continually developing proprietary repair processes including those for previously unsalvageable parts. Our commitment to technology also is reflected in the adaptation of military aerospace propulsion technology to commercial usage in vehicle airbag deployment, including, most recently, "smart" airbag applications. We also excel in advancing manufacturing technology. For example, we have developed can making equipment that is among the fastest in the industry, including cuppers that punch up to 4,000 cups per minute; bodymakers that complete the forming of 450 cans per minute; and coaters and decorators that process more than 2,000 cans per minute.

     Strong Aftermarket Presence. Several of our businesses have a significant presence in the retrofit, repair and replacement markets. As a result, these businesses typically experience less cyclicality during economic downturns because their customers generally increase repair and upgrade activity instead of purchasing new equipment. In addition, the safety and regulatory requirements of the commercial and military aerospace sectors generate regular repair activity. Our Gas Turbine unit is a major independent participant in the repair market for aircraft engine components. In addition, our Sequa Can Machinery and MEGTEC Systems units benefit from a large base of installed equipment that generates a significant and consistent demand for related replacement parts, efficiency-enhancing upgrade kits and repair services. For the twelve months ended March 31, 1999, aftermarket sales accounted for approximately 30% of our consolidated revenue.

     Well-Developed Acquisition and Divestiture Program. We are continuously assessing the market position and profitability of our various operations, and have made acquisitions and divestitures to strengthen or exit certain businesses based on these assessments. In evaluating transactions, we seek to capitalize on the strengths of our existing businesses while taking a disciplined approach to valuation.

     Experienced Management Team. Our senior management team has been in place for more than a decade and has developed a strong infrastructure of operating managers, personnel and systems to ensure continued stability of management and future growth.

                               BUSINESS STRATEGY

     Our strategy is to maintain the leading positions of our existing businesses through the introduction of new and innovative products and the development of new applications for our existing products. As part of this strategy, we intend to continue our commitment to technological leadership through disciplined research and development expenditures while streamlining our operating structure through selected divestitures. In addition, we may acquire complementary businesses where we identify opportunities to increase operating efficiencies and market share.

                              RECENT DEVELOPMENTS

     On October 28, 1998, we sold our domestic specialty chemicals division, Sequa Chemicals, to GenCorp Inc. for net cash proceeds of $107.3 million. From January 1, 1998 through the date of disposition, this business had revenue of $74.0 million and EBITDA of $6.7 million. As a result of the transaction, we recorded a pre-tax gain of $49.9 million.

     On February 8, 1999, we completed the purchase of Thermo Fibertek Inc.'s Thermo Wisconsin unit for approximately $13.0 million. These operations will be a part of our MEGTEC Systems unit and had 1998 sales of approximately $19 million. Thermo Wisconsin supplies the U.S. printing and process industries with continuous process dryers, air pollution control equipment, web and air handling systems and other specialty products.

     On June 17, 1999, we completed the purchase of Schoeller & Co., GmbH for approximately $9.5 million, net of cash acquired. This operation will be part of our Casco Products unit and had 1998 sales of approximately $20 million. Schoeller & Co., GmbH is a Germany-based supplier of automotive cigarette lighters, power outlets and other automotive products.
                            ------------------------

     We were incorporated in Delaware in 1929. Our principal executive offices are located at 200 Park Avenue, New York, New York 10166, and our telephone number is (212) 986-5500.

                                  THE OFFERING

NOTES OFFERED.................   We are offering a total of $200,000,000 in
                                 principal amount of      % senior notes.

ISSUE PRICE...................   We are offering the Notes at a purchase price
                                 equal to   % of par.

MATURITY DATE.................   The Notes will mature on           ,      .

INTEREST......................   We will pay interest on the Notes at an annual
                                 rate of      %. We will pay the interest due on
                                 the Notes every six months on           and
                                           . We will make the first payment on
                                           , 2000.

RANKING.......................   The Notes are our unsecured senior debt:

                                 - The Notes will rank equally with all of our
                                   other unsecured and unsubordinated debt.

                                 - The Notes will rank ahead of all of our
                                   existing and future debt that expressly
                                   provide that they are subordinated to the Notes.

                                 - Because we are a holding company, the Notes
                                   will be effectively subordinated to the
                                   claims of creditors of our subsidiaries with respect to their assets.

                                 As of March 31, 1999, on a pro forma basis after giving effect to this offering and the application of the proceeds, there would be approximately:

                                 - $378.0 million of outstanding debt ranking
                                   equally with the Notes;

                                 - $174.0 million of outstanding debt ranking
                                   behind the Notes; and

                                 - $349.6 million of outstanding liabilities
                                   (primarily trade payables, accrued expenses and taxes payable) of our subsidiaries effectively ranking ahead of the Notes, of which $12.7 million is secured debt.

OPTIONAL REDEMPTION...........   We may redeem some or all of the Notes at any
                                 time at a redemption price equal to the greater of:

                                 - 100% of the principal amount of the Notes to
                                   be redeemed; and

                                 - the sum of the Remaining Scheduled Payments
                                   discounted to the date of redemption, on a semiannual basis, at the Treasury Rate plus basis points;

                                 plus, in either case, accrued and unpaid interest to the date of redemption.

                                 Please refer to "Description of
                                 Notes -- Optional Redemption" for the
                                 definitions of "Remaining Scheduled Payments" and "Treasury Rate."

CERTAIN COVENANTS.............   We will issue the Notes under an indenture with
                                 Bank of Montreal Trust Company as trustee. The indenture will, among other things, restrict our ability to:

                                 - borrow money that is secured by our assets;

                                 - enter into a transaction where we sell an
                                   asset and lease it back; and

                                 - sell assets, consolidate with and merge into
                                   other companies.

USE OF PROCEEDS...............   We intend to use the net proceeds of this
                                 offering to repay at maturity all of our 9 5/8%
                                 Senior Notes due 1999. The remainder of the net proceeds will be used to pay expenses in connection with this offering and for general corporate purposes. Pending such uses, the net proceeds of this offering will be invested in short-term interest-bearing instruments.

                                  RISK FACTORS

     You should carefully consider all the information in this prospectus supplement and the accompanying prospectus. In particular, you should evaluate the specific risk factors set forth under "Risk Factors," beginning on page 1 of the accompanying prospectus, and the considerations set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk/Concentration of Business" included in this prospectus supplement for a discussion of risks of, and considerations regarding, investing in the Notes.

                 SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA

                                                                                                                        TWELVE
                                                                                                   THREE MONTHS         MONTHS
                                                  YEAR ENDED DECEMBER 31,                         ENDED MARCH 31,       ENDED
                               --------------------------------------------------------------   -------------------   MARCH 31,
                                  1994         1995         1996         1997         1998        1998       1999        1999
                               ----------   ----------   ----------   ----------   ----------   --------   --------   ----------
                                                                    (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Sales........................  $1,419,550   $1,414,139   $1,459,029   $1,595,125   $1,802,393   $439,853   $407,266   $1,769,806
Cost of sales................   1,164,739    1,129,955    1,160,192    1,285,829    1,444,914    352,839    327,679    1,419,754
Selling, general and
  administrative(1)..........     215,058      216,257      233,679      224,589      252,016     62,247     59,296      249,065
Operating income.............      39,753       67,927       65,158       84,707      105,463     24,767     20,291      100,987
Interest expense.............     (59,114)     (53,302)     (51,794)     (50,298)     (51,776)   (12,688)   (11,915)     (51,003)
Interest income..............       2,819        3,870        4,271        6,052        5,868      1,218      1,376        6,026
Gain on sale of businesses...          --           --           --           --       56,542         --         --       56,542
Equity in income (loss) of
  unconsolidated joint
  ventures...................      (2,154)      (1,774)       4,038          223       (4,876)      (323)      (622)       (5175)
Other, net...................      (9,199)      10,758        4,283        1,143       (3,224)       144      1,656       (1,712)
                               ----------   ----------   ----------   ----------   ----------   --------   --------   ----------
Income (loss) before income
  taxes......................     (27,895)      27,479       25,956       41,827      107,997     13,118     10,786      105,665
Income tax benefit
  (provision)................       3,200      (18,700)     (16,400)     (22,200)     (44,100)    (8,300)    (4,800)     (40,600)
                               ----------   ----------   ----------   ----------   ----------   --------   --------   ----------
Income (loss) before
  extraordinary item.........  $  (24,695)  $    8,779   $    9,556   $   19,627   $   63,897   $  4,818   $  5,986   $   65,065
                               ==========   ==========   ==========   ==========   ==========   ========   ========   ==========

OTHER DATA:
Depreciation and
  amortization...............  $  103,974   $   96,485   $   91,587   $   85,815   $   89,321   $ 21,725   $ 21,499   $   89,095
Capital expenditures.........      59,241       56,899       50,228       68,960      103,524     17,948     20,679      106,255
EBITDA(2)....................     141,338      162,267      154,600      169,141      193,564     46,187     41,485      188,862
Adjusted EBITDA(3)...........     141,338      162,267      187,640      179,048      199,038     47,241     41,785      193,582
Ratio of earnings to fixed
  charges(4).................         N/A(5)       1.5x        1.4x         1.7x         2.9x       1.9x       1.8x         2.9x

RATIOS, AS ADJUSTED(6):
Ratio of Adjusted EBITDA to
  interest expense, net(7)...                                                            4.0x                               3.9x
Ratio of net debt to Adjusted
  EBITDA(8)..................                                                            2.2x                               2.3x

                                                                   MARCH 31, 1999
                                                              -------------------------
                                                                                AS
                                                                ACTUAL      ADJUSTED(6)
                                                              ----------    -----------
SELECTED BALANCE SHEET DATA:                                       (IN THOUSANDS)
Cash and cash equivalents...................................  $   71,426    $  123,052
Working capital (excluding cash and cash equivalents).......     290,684       296,789
Total assets................................................   1,580,100     1,635,476
Total debt (including current maturities)...................     503,286       564,767
Shareholders' equity........................................     656,037       656,037

---------------
(1) Includes litigation expenses of $33.0 million in 1996, $9.9 million in 1997 and $5.5 million in 1998, each incurred in connection with the Pratt & Whitney litigation. Pratt & Whitney litigation expenses included in selling, general and administrative were $1.1 million in the first quarter of 1998 and $0.3 million in the first quarter of 1999. See "Business -- Legal Proceedings."

(2) EBITDA consists of operating income plus depreciation and amortization charged to operating income. EBITDA is used by certain investors as an indicator of a company's historic ability to service debt. However, EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to either (i) operating income (as determined by generally accepted accounting principles ("GAAP")), as an indicator of operating performance or (ii) cash flows from operating, investing and financial activities (as determined by GAAP) and is thus susceptible to varying calculations. EBITDA as presented may not be comparable to other similarly titled measures of other companies.

(3) Adjusted EBITDA represents EBITDA excluding litigation expenses incurred in connection with the Pratt & Whitney litigation.

(4) For purposes of calculating this ratio, "earnings" consist of the pre-tax income of majority-owned subsidiaries and equity in the pre-tax income
    (loss) of 50%-owned joint ventures before fixed charges and after adjustment for minority interest in the losses of majority-owned subsidiaries. "Fixed charges" consist of interest expense, amortization of capitalized debt issuance costs and the interest portion of rental obligations on capitalized and non-capitalized leases.

(5) Our earnings were inadequate to cover fixed charges by $25.5 million.

(6) As adjusted to give effect to the application of the net proceeds from the offering to repay at maturity our 9 5/8% Senior Notes due 1999, as if the transactions took place as of, or on the first day of, the period presented.

(7) Represents Adjusted EBITDA divided by interest expense, as adjusted for the offering, net of interest income for the period presented.

(8) Represents total debt less cash and cash equivalents, divided by Adjusted EBITDA for the period presented.

                                USE OF PROCEEDS

     The net proceeds of this offering are estimated to be $196.8 million. We intend to use a portion of the net proceeds to repay at maturity approximately $138.5 million aggregate principal amount of our 9 5/8% Senior Notes due 1999 at a price equal to 100% of their principal amount, plus accrued interest to October 15, 1999, the maturity date of those notes.

     The remainder of the net proceeds will be used to pay expenses in connection with this offering and for general corporate purposes. Pending these uses, the net proceeds of this offering will be invested in short-term interest-bearing instruments.

                                 CAPITALIZATION

     The following table sets forth as of March 31, 1999 our (1) cash and actual capitalization and (2) cash and capitalization as adjusted assuming the consummation of this offering and the application of the net proceeds on that date. You should read this table along with our Consolidated Financial Statements and related notes incorporated by reference in this prospectus supplement.

                                                                AS OF MARCH 31, 1999
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                                   (IN THOUSANDS)
Cash........................................................  $   71,426    $  123,052
                                                              ==========    ==========
Long-term debt (including current maturities):
  Revolving credit agreement(1).............................  $       --    $       --
  9 5/8% Senior Notes due 1999..............................     138,519            --
  8 3/4% Senior Notes due 2001..............................     109,948       109,948
     % Senior Notes due      ...............................          --       200,000
  9 3/8% Senior Subordinated Notes due 2003.................     174,000       174,000
  Medium-term notes due 2001................................      66,425        66,425
  Capital lease obligations due through 2000................       6,433         6,433
  Other.....................................................       7,961         7,961
                                                              ----------    ----------
     Total long-term debt...................................     503,286       564,767
                                                              ----------    ----------
Shareholders' equity:
  Preferred stock -- $1 par value, 797,000 shares of $5
     cumulative convertible stock issued....................         797           797
  Class A common stock -- no par value, 7,275,000 shares
     issued.................................................       7,275         7,275
  Class B common stock -- no par value, 3,727,000 shares
     issued.................................................       3,727         3,727
  Capital in excess of par value............................     288,423       288,423
  Accumulated other comprehensive loss......................     (14,360)      (14,360)
  Retained earnings.........................................     450,139       450,139
                                                              ----------    ----------
                                                                 736,001       736,001
  Less: cost of treasury stock..............................      79,964        79,964
                                                              ----------    ----------
     Total shareholders' equity.............................     656,037       656,037
                                                              ----------    ----------
          Total capitalization..............................  $1,159,323    $1,220,804
                                                              ==========    ==========

---------------
(1) We have $150.0 million available under our revolving credit agreement as of June 30, 1999. The revolving credit agreement extends through October 10, 2002.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data as of and for each of the five years ended December 31, 1998 are derived from our audited Consolidated Financial Statements and the related notes which have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data as of March 31, 1999 and for the three months ended March 31, 1998 and March 31, 1999 have been derived from our unaudited consolidated financial statements which, in the opinion of management, contain all adjustments necessary to present fairly our financial position and results of operations at such dates and for such periods. Results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the entire fiscal year. You should read this information along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement and our Consolidated Financial Statements and related notes incorporated by reference in this prospectus supplement.

                                                                                               THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                            MARCH 31,
                              --------------------------------------------------------------   -------------------
                                 1994         1995         1996         1997         1998        1998       1999
                              ----------   ----------   ----------   ----------   ----------   --------   --------
                                                             (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Sales.......................  $1,419,550   $1,414,139   $1,459,029   $1,595,125   $1,802,393   $439,853   $407,266
Cost of sales...............   1,164,739    1,129,955    1,160,192    1,285,829    1,444,914    352,839    327,679
Selling, general and
  administrative(1).........     215,058      216,257      233,679      224,589      252,016     62,247     59,296
Operating income............      39,753       67,927       65,158       84,707      105,463     24,767     20,291
Interest expense............     (59,114)     (53,302)     (51,794)     (50,298)     (51,776)   (12,688)   (11,915)
Interest income.............       2,819        3,870        4,271        6,052        5,868      1,218      1,376
Gain on sale of
  businesses................          --           --           --           --       56,542         --         --
Equity in income (loss) of
  unconsolidated joint
  ventures..................      (2,154)      (1,774)       4,038          223       (4,876)      (323)      (622)
Other, net..................      (9,199)      10,758        4,283        1,143       (3,224)       144      1,656
                              ----------   ----------   ----------   ----------   ----------   --------   --------
Income (loss) before income
  taxes.....................     (27,895)      27,479       25,956       41,827      107,997     13,118     10,786
Income tax benefit
  (provision)...............       3,200      (18,700)     (16,400)     (22,200)     (44,100)    (8,300)    (4,800)
                              ----------   ----------   ----------   ----------   ----------   --------   --------
Income (loss) before
  extraordinary item........  $  (24,695)  $    8,779   $    9,556   $   19,627   $   63,897   $  4,818   $  5,986
                              ==========   ==========   ==========   ==========   ==========   ========   ========
OTHER DATA:
Depreciation and
  amortization..............  $  103,974   $   96,485   $   91,587   $   85,815   $   89,321   $ 21,725   $ 21,499
Capital expenditures........      59,241       56,899       50,228       68,960      103,524     17,948     20,679
EBITDA(2)...................     141,338      162,267      154,600      169,141      193,564     46,187     41,485
Adjusted EBITDA(3)..........     141,338      162,267      187,640      179,048      199,038     47,241     41,785
Ratio of earnings to fixed
  charges(4)................         N/A(5)       1.5x        1.4x         1.7x         2.9x       1.9x       1.8x

                                                            DECEMBER 31,
                                 ------------------------------------------------------------------    MARCH 31,
                                    1994          1995          1996          1997          1998          1999
                                 ----------    ----------    ----------    ----------    ----------    ----------
                                                                  (IN THOUSANDS)
SELECTED BALANCE SHEET DATA:
Cash and cash equivalents......  $   18,655    $   62,667    $   92,079    $   93,743    $   84,889    $   71,426
Working capital (excluding cash
  and cash equivalents)........     264,330       233,891       217,352       235,372       293,040       290,684
Total assets...................   1,648,248     1,621,978     1,548,162     1,591,675     1,624,147     1,580,100
Total debt (including current
  maturities)..................     601,805       579,561       534,727       533,245       509,344       503,286
Shareholders' equity...........     566,491       576,595       590,776       594,394       665,452       656,037

---------------
(1) Includes litigation expenses of $33.0 million in 1996, $9.9 million in 1997 and $5.5 million in 1998, each incurred in connection with the Pratt & Whitney litigation. Pratt & Whitney litigation expenses included in selling, general and administrative were $1.1 million in the first quarter of 1998 and $0.3 million in the first quarter of 1999. See "Business -- Legal Proceedings."

(2) EBITDA consists of operating income plus depreciation and amortization charged to operating income. EBITDA is used by certain investors as an indicator of a company's historic ability to service debt. However, EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to either (i) operating income (as determined by GAAP), as an indicator of operating performance or (ii) cash flows from operating, investing and financial activities (as determined by GAAP) and is thus susceptible to varying calculations. EBITDA as presented may not be comparable to other similarly titled measures of other companies.

(3) Adjusted EBITDA represents EBITDA excluding litigation expenses incurred in connection with the Pratt & Whitney litigation.

(4) For purposes of calculating this ratio, "earnings" consist of the pre-tax income of majority-owned subsidiaries and equity in the pre-tax income
    (loss) of 50%-owned joint ventures before fixed charges and after adjustment for minority interest in the losses of majority-owned subsidiaries. "Fixed charges" consists of interest expense, amortization of capitalized debt issuance costs and the interest portion of rental obligations on capitalized and non-capitalized leases.

(5) Our earnings were inadequate to cover fixed charges by $25.5 million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our consolidated results of operations and financial condition should be read along with our Consolidated Financial Statements and related notes incorporated by reference in this prospectus supplement and the "Selected Consolidated Financial Data" included elsewhere in this prospectus supplement.

SUMMARY RESULTS OF OPERATIONS

                                                                             THREE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                 MARCH 31,
                                  --------------------------------------    --------------------
                                     1996          1997          1998         1998        1999
                                  ----------    ----------    ----------    --------    --------
                                                          (IN THOUSANDS)
Revenue:
  Aerospace.....................  $  643,195    $  727,346    $  782,339    $194,952    $187,707
  Propulsion....................     150,423       177,653       268,615      65,373      60,648
  Metal Coating.................     182,118       200,037       193,652      43,697      44,282
  Specialty Chemicals...........     143,993       132,828       155,301      35,554      38,492
  Other Products................     339,300       357,261       402,486     100,277      76,137
                                  ----------    ----------    ----------    --------    --------
          Total.................  $1,459,029    $1,595,125    $1,802,393    $439,853    $407,266
                                  ==========    ==========    ==========    ========    ========
Operating Income:
  Aerospace(1)..................  $    4,843    $   50,341    $   65,154    $ 16,439    $ 14,659
  Propulsion....................      10,815        11,389        13,415       5,282         (45)
  Metal Coating.................      20,393        20,334        14,859       1,153       2,985
  Specialty Chemicals...........      29,764        18,662        22,565       4,075       4,840
  Other Products................      26,782        13,387        22,103       5,430       4,922
  Corporate.....................     (27,439)      (29,406)      (32,633)     (7,612)     (7,070)
                                  ----------    ----------    ----------    --------    --------
          Total.................  $   65,158    $   84,707    $  105,463    $ 24,767    $ 20,291
                                  ==========    ==========    ==========    ========    ========
EBITDA:
  Aerospace(1)..................  $   50,341    $   90,220    $  103,136    $ 26,159    $ 24,157
  Propulsion....................      25,828        25,561        33,561       9,763       5,306
  Metal Coating.................      28,079        27,745        22,778       3,058       4,904
  Specialty Chemicals...........      38,978        28,503        31,679       6,255       6,826
  Other Products................      38,386        26,018        34,521       8,438       7,231
  Corporate.....................     (27,012)      (28,906)      (32,111)     (7,486)     (6,939)
                                  ----------    ----------    ----------    --------    --------
          Total.................  $  154,600    $  169,141    $  193,564    $ 46,187    $ 41,485
                                  ==========    ==========    ==========    ========    ========

---------------
(1) Includes litigation expenses of $33.0 million in 1996, $9.9 million in 1997 and $5.5 million in 1998, each incurred in connection with the Pratt & Whitney litigation. Pratt & Whitney litigation expenses included in selling, general and administrative were $1.1 million in the first quarter of 1998 and $0.3 million in the first quarter of 1999. See "Business -- Legal Proceedings."

  Three Months Ended March 31, 1999 as Compared to Three Months Ended March 31, 1998

     Sales

     Sales of our Aerospace segment declined 4% in the first quarter of 1999. After excluding sales of $4.9 million from our U.K. unit sold in mid-1998, sales were down 1%. Sales to original equipment manufacturers ("OEMs") declined primarily due to delivery schedule stretch outs and the effects of continuing industry consolidation. Management anticipates that the OEM sector will continue to report lower year-to-year sales comparisons for at least the next several quarters. Repair sales were on a par with the first quarter of 1998, as improvements in the commercial aviation market were largely offset by lower sales to the domestic defense market.

     Sales of our Propulsion segment declined 7% in the first quarter of 1999 as a small advance in our automotive airbag inflator product line was more than offset by declines in both the solid and liquid propellant rocket motor product lines. Sales of airbag inflators increased, reflecting one extra month's sales in the 1999 quarter from a former joint venture that was consolidated at the end of January 1998. The increase was partially offset by the absence of component sales to the now consolidated operation, lower pricing, a shift to lower priced advanced products, and reduced energetics sales to our Italian equity affiliate, BAG SpA. The decline of both solid and liquid rocket motor sales was primarily related to revenue timing issues.

     Sales of our Metal Coating segment increased 1% in the first quarter of 1999. Sales to the building products and container markets were on a par with prior year levels, while sales to other manufactured products markets increased. Sales to the building products market reflect the fact that the unit replaced virtually all the sales lost in mid-1998 when a major customer acquired coating capacity and brought the major portion of its work in-house. On a pro forma basis, excluding 1998 sales to this major customer, building products sales increased 10% in the first quarter of 1999.

     Sales of our Specialty Chemicals segment advanced 8% in the first quarter of 1999, due primarily to the inclusion of an extra month's sales from the Italian specialty chemicals distribution unit acquired in late January 1998. Each of our other distribution units also recorded sales advances, while sales of TAED-based products were on a par with the 1998 level.

     Sales of our Other Products segment declined 24%, due primarily to the absence of $21.7 million of sales of our Sequa Chemicals unit, which we divested in the fourth quarter of 1998. On a pro forma basis, excluding the Sequa Chemicals sales from the 1998 quarter, segment sales declined only 3%. A sharp decline in sales at the Sequa Can Machinery unit was largely offset by advances at our MEGTEC Systems and Men's Apparel units. Sequa Can Machinery sales declined 39%, as the economic problems in the unit's key export markets, Asia and South America, continued to have an unfavorable effect. Management currently anticipates sustained market weakness and unfavorable sales comparisons at this unit for the remainder of 1999. Sales of the MEGTEC Systems unit advanced 14%, driven by higher shipments of equipment to the graphic arts and emission control markets. Sales of our Casco Products unit were on a par with the 1998 quarter, and sales of the Men's Apparel unit advanced due to strength in the After Six(R) line of formalwear.

     Operating Income

     Operating income in our Aerospace segment declined 11% in the first quarter of 1999. After excluding the contribution from the U.K. unit sold in mid-1998, operating income was only 8% lower. The decrease reflects a volume-related decline at units primarily serving the OEM market, higher administrative costs, and start up costs related to a recently consolidated joint venture. These factors were partially offset by lower legal expenses related to the ongoing litigation with the Pratt & Whitney division of United Technologies Corporation ("United Technologies") (expense of $0.3 million in the first quarter of 1999 versus $1.1 million in the comparable quarter of 1998). Our units primarily engaged in aftermarket repair work reported profits comparable to the first quarter of 1998.

     Our Propulsion segment recorded a small loss in the first quarter of 1999, whereas, in the same quarter of 1998, this operation recorded a profit of $5.3 million. Each of the major product lines recorded lower results, with the largest decline at the airbag inflator operation, which incurred a loss in the 1999 quarter. The loss at the airbag inflator unit resulted from lower pricing, higher production costs and a shift to lower margin products. The unit is introducing programs to lower the cost of its airbag inflators. Solid propulsion results declined primarily due to lower profits on the current year's portion of a strategic missile program, as compared to the profits on the wind-down of an earlier phase of this program in last year's first quarter. The liquid propulsion product line operated at a break even level in 1999, due primarily to lower sales to commercial satellite customers and to the costs of integrating the Royal Ordnance liquid rocket motor business acquired in late 1998.

     Although still constrained by pricing pressures in steel-related markets, operating income in our Metal Coating segment increased in the first quarter of 1999 when compared with the first quarter of 1998. This improvement was derived primarily from ongoing cost reduction programs and quality improvement initiatives.

     Operating income in our Specialty Chemicals segment increased 19% in the first quarter of 1999. The segment benefited from: aggressive cost reduction efforts; a favorable pension comparison of the unit's overfunded pension plan; an extra month's profit from the Italian unit acquired in early 1998; and lower foreign exchange losses on forward contracts.

     Operating income in our Other Products segment declined $0.5 million in the first quarter of 1999. The comparable 1998 quarter included a $2.0 million severance provision at the MEGTEC Systems unit's French operation, and $1.4 million of profit from the Sequa Chemicals unit, which we divested in the fourth quarter of 1998. On a pro forma basis, excluding these factors, operating income was $1.1 million lower than in the 1998 period, primarily due to a drop at our Sequa Can Machinery unit on significantly lower sales. Management expects results for this unit to remain soft until economic improvement in international markets takes hold. Reported results at the MEGTEC Systems unit improved in the first quarter of 1999, due to the absence of the $2.0 million severance provision in the first quarter of 1998. After excluding the effect of the severance provision on MEGTEC Systems' results for the 1998 quarter, this unit operated at a break-even level in both the 1999 and 1998 quarters. Operating income at the automotive products unit declined 14%, primarily due to an unfavorable sales mix shift and continued pricing pressures. Profits at our Men's Apparel unit increased primarily due to higher sales.

     Equity in Income (Loss) of Unconsolidated Joint Ventures

     During 1998, we had investments in two unconsolidated joint venture partnerships formed to develop, produce and market hybrid inflators for automotive airbags: Bendix Atlantic Inflator Company ("BAICO"), a 50/50 joint venture with AlliedSignal; and BAG SpA, an Italian joint venture with Breed Technologies Inc. ("Breed") and a subsidiary of Fiat Avio, with each participant owning a one-third interest in the venture. Breed is the largest customer of BAICO and BAG SpA. In late January 1998, we increased our ownership in BAICO to 100% with the purchase of AlliedSignal's share of the joint venture.

     In April 1999, we increased our ownership in BAG SpA to 50% with the purchase of half of Fiat Avio's interest for approximately $2.6 million, of which approximately $0.4 million was paid on the purchase date, approximately $1.1 million was paid on July 1, 1999 and approximately $1.1 million is payable on October 1, 1999. The carrying value of our 50% equity interest in BAG SpA at June 30, 1999 was $3.3 million (excluding the July 1, 1999 payment). In addition, we have issued letters of credit to guarantee approximately 50% of BAG SpA's outstanding bank debt, which was approximately $12.8 million at June 30, 1999.

     Our share of the losses of the unconsolidated airbag businesses was equity losses of $0.6 million during the first quarters of both 1999 and 1998. We have other ownership interests in joint ventures, one of the largest of which is a 50/50 partnership with United Technologies Corporation in Advanced Coatings Technologies ("ACT"), a joint venture which owns and operates an electron beam ceramic coater for the application of Pratt & Whitney coatings to jet engine parts. Our equity share of the earnings of ACT was income of $0.3 million during the first quarter of 1999 and $0.5 million during the first quarter of 1998.

     Other, Net

     During the first quarter of 1999, Other, net included $1.6 million of income related to the collection of a note receivable written off more than 10 years ago, a $0.7 million gain on the sale of an office building, discount expense of $0.5 million related to the sale of accounts receivable and charges of $0.3 million for the amortization of capitalized debt issuance costs. During the first quarter of 1998, Other, net included $0.7 million of income on the cash surrender value of corporate-owned life insurance and charges of $0.3 million for the amortization of capitalized debt issuance costs.

     Income Tax Provision

     At the end of each quarter, we estimate the effective tax rate expected to be applicable for the full fiscal year. The effective tax rates for the first quarters of 1999 and 1998 were based on estimated annual pre-tax earnings excluding our gain on the sale of Sequa Chemicals recorded in the fourth quarter of 1998. The effective tax rates reflect nondeductible goodwill amortization, the effect of a provision for state income and franchise taxes and the establishment of a valuation allowance in 1998 to eliminate the tax benefit for losses of one of our French subsidiaries. The French subsidiary returned to profitability in 1999, and the resulting benefit from the use of the net operating loss carry-forward combined with the absence of a valuation allowance was the primary reason for the significant reduction in our 1999 effective tax rate. The estimated annual effective tax rates were then applied to interim pre-tax earnings.

  Year Ended December 31, 1998 as Compared to Year Ended December 31, 1997

     Sales

     Our Aerospace segment, which consists of Chromalloy Gas Turbine, posted a sales increase of 8% in 1998, as sales to both the engine component repair aftermarket and to the OEM market moved higher. The increase reflects strong demand from the international airline industry, tempered by the ongoing effect of intense competition from the jet engine manufacturers for aftermarket repair.

     In February 1999, the U.S. Air Force awarded a seven-year aircraft engine maintenance contract valued at $10.1 billion to a consortium that includes our Gas Turbine unit. This award, which is related to the privatization of facilities at Kelly Air Force Base in San Antonio, Texas, ensures Gas Turbine's existing business providing repairs for the T-39 and F-100 military engines. Moreover, the contract offers significant new business potential, particularly in the later years of the contract, which has eight one-year award term options. Also in February, the unit was awarded a seven-year repair service and inventory management contract with a major airline. This award continues current repair work with the customer and should begin to add to repair revenues in the second half of 1999.

     Sales of our Propulsion segment, which consists of ARC Propulsion, increased 51% in 1998, due entirely to the inclusion of airbag inflator sales following our January 1998 purchase of a 50% interest in BAICO, a domestic airbag inflator joint venture that was not previously owned by us. Until January 28, 1998, ARC Propulsion consolidated only the sales of energetic materials and other components provided to the joint venture. Since January 28, 1998, sales of inflators and inflator components by BAICO -- which has been combined with a portion of the propulsion operations in Camden, Arkansas and renamed Atlantic Research Automotive Products -- have been reported on a consolidated basis. Military sales of solid propellant rocket motors for tactical and strategic weapons increased 3% in 1998, while sales of liquid propellant rocket motors used primarily for satellite station keeping declined 42%, primarily due to reduced demand from commercial customers and lower funding on a U.S. Government contract. In late 1998, ARC Propulsion acquired the liquid propellant rocket motor product line of Royal Ordnance, a United Kingdom-based company. This newly acquired operation, which broadens ARC Propulsion's product offerings and customer base, is expected to add sales of approximately $5.0 million in 1999.

     Sales of our Metal Coating segment declined 3%, as declines in the large building products line and the smaller container coating product line more than offset an increase in other manufactured products. In building products, the decline was due entirely to reduced demand from two major customers. Both customers brought work in-house that was previously handled by Precoat
Metals -- one due to the late-1997 settlement of a strike, and the other due to the acquisition of coating capacity in the second quarter of 1998. The latter will continue to have an unfavorable effect on Precoat Metals' sales comparisons in the first half of 1999. Excluding the impact of the lower sales from these two customers, sales for both the building products line and the entire segment would have advanced in 1998.

     Sales of our Specialty Chemicals segment advanced 17% in 1998 due primarily to our early 1998 acquisition of an Italian specialty chemicals distribution business and to the strong performance of existing specialty chemical distribution units. Sales of the detergent additive TAED to the international market recorded a small decline, as higher volumes were offset by continued unfavorable currency movements.

     Sales of our Other Products segment increased 13% in 1998. On a pro forma basis -- excluding the results of the domestic chemicals and Northern Can Systems ("NCS") units, which we sold in 1998 and 1997, respectively -- the sales of ongoing businesses in the segment increased 36% in 1998. The advance was driven primarily by a $79.2 million increase at the MEGTEC Systems unit, following our acquisition of TEC Systems in the third quarter of 1997 and its integration with our existing MEG operation. The increase reflects overall strength in our combined unit's graphic arts product line; strong performance of our European emission control business; and the addition of a zero-speed paster product line acquired in 1998. In 1999, sales of this unit will benefit from our February 1999 acquisition of Thermo Wisconsin which supplies the U.S. printing and processing industries with products complementary to our MEGTEC Systems product lines. Thermo Wisconsin posted 1998 sales of approximately $19 million. Sales of our Sequa Can Machinery unit increased 6% in 1998, primarily due to higher sales to the domestic food can market. Based on this unit's year-end backlog, and in view of continuing economic uncertainties in Asia and South America, management currently anticipates a substantial decline in sales in the first half of 1999. Sales of our Casco Products unit declined 1%, as increased European volume and sales from a Brazilian operation added in the second quarter of 1998 largely offset a decline in domestic volume.

     Sales of our Men's Apparel unit increased 13% in 1998, with the improvement derived largely from sales of tuxedos under the After Six(R) label which we acquired in 1997. With a year-end backlog slightly above the comparable 1997 level, this unit is expected to continue to generate strong sales in the first half of 1999.

     For the ten months before its October 28, 1998 disposition, our Sequa Chemicals unit recorded $74.0 million in sales; 1997 sales were $82.3 million. Our Northern Can Systems unit had sales of $32.9 million prior to its disposition in late 1997.

     Operating Income

     Operating income in our Aerospace segment increased 29% in 1998, with units operating in both the repair and OEM markets registering advances. Our units that operate primarily in the repair market benefited from increased volume, programs to reduce manufacturing costs, and controls over operating expenses. Our group of units that operate primarily in the OEM arena benefited from increased sales, tighter controls on operating expenses, improved labor efficiencies and better performance at the castings unit. The segment also benefited from a lower level of legal expenses related to ongoing litigation with the Pratt & Whitney division of United Technologies (expense of $5.5 million in 1998 versus $9.9 million in 1997). The positive movement in litigation expense was partially offset by the absence in 1998 of $2.7 million in operating income derived from the settlement of a dispute with the Egyptian government in 1997.

     Operating income advanced 18% in our Propulsion segment, with our automotive airbag operation and solid propellant rocket motor product lines moving higher and our liquid rocket motor business declining. The benefits of $96.5 million of sales added in automotive airbags were largely offset by several factors, including a $10.0 million increase in research and development costs and costs related to the start-up of new products and new production lines.

     Operating income of our Metal Coating segment declined 27% in 1998, primarily due to lower sales, an unfavorable sales mix shift, lower margins brought about by increased manufacturing, scrap and claims costs, and a weak market for non-prime metal.

     Profits in our Specialty Chemicals segment increased 21% in 1998, reflecting a favorable pension comparison of the unit's overfunded plan; the additional profits from our newly acquired Italian specialty chemicals distribution business; and improvements at our other European specialty chemicals distribution units and in our TAED product line. The improvements in our TAED product line reflect the benefits of aggressive cost reduction efforts which more than offset the currency related effect on pricing.

     Operating income in our Other Products segment advanced 65% in 1998. On a pro forma basis -- excluding the results of operations divested in 1998 and 1997 -- segment operating income more than quadrupled, rising to $19.0 million in 1998. The advance was driven by the significant turnaround at MEGTEC Systems. This unit, which had incurred a significant loss in 1997, posted a profit in 1998 -- a swing of $15.0 million for the year. This improvement was derived from higher sales; the realization of acquisition synergies; lower warranty and bad debt costs; and the absence of significant one-time charges incurred to effect the combination of MEG and TEC Systems. Importantly, the improvement was after a $2.0 million severance provision recorded by the unit in the first quarter of 1998. Profits at our Sequa Can Machinery operation increased 27%, due to reduced warranty expense and cost reduction measures instituted in late 1997, and to the benefits of higher sales. These favorable factors were partially offset by losses and shutdown costs at a Texas facility. Management currently anticipates that this unit will record significantly lower profits in the first half of 1999 due to the expected drop in sales. Our Casco Products unit recorded an 11% decline in operating income, primarily due to start-up costs at new facilities in Kentucky and Brazil; and to lower-margins resulting from continued pressure on prices; and to the impact of the General Motors strike. Our Men's Apparel unit recorded a 7% increase in operating income in 1998 due to increased sales. Profits of our Sequa Chemicals unit -- which was sold in October 1998 -- totaled $3.1 million in the first ten months of the year (after a $3.0 million provision to remediate ground water pollution) and $8.0 million for the full year 1997. NCS recorded operating income of $1.8 million prior to its disposal in 1997.

     Interest Expense

     The increase in interest expense of approximately $1.5 million was due to an increase in average borrowings outstanding under our revolving credit agreement.

     Equity in Income (Loss) of Unconsolidated Joint Ventures

     During 1998 and 1997, we had investments in two unconsolidated joint venture partnerships which were formed to develop, produce and market hybrid inflators for automotive airbags: BAICO, a 50/50 joint venture formed with AlliedSignal; and BAG SpA, an Italian company formed with AlliedSignal and a subsidiary of Fiat Avio, with each participant owning a one-third interest in the venture. In the fourth quarter of 1997, AlliedSignal sold its automotive safety restraints business and its one-third interest in BAG SpA to Breed. Following these transactions, Breed became the largest customer of BAICO and BAG SpA. In late January 1998, we increased our ownership in BAICO to 100% with the purchase of AlliedSignal's share of the joint venture.

     Our share of the losses of the unconsolidated airbag businesses was an equity loss of $3.7 million in 1998, which included one month of BAICO's results, and an equity loss of $1.8 million in 1997.

     The carrying value of our one-third equity interest in BAG SpA at December 31, 1998 was $0.9 million. In addition, we have guaranteed, with letters of credit, $7.4 million of BAG SpA's $24.0 million of debt at December 31, 1998.

     In the fourth quarter of 1998, we booked a permanent impairment write-down of $2.1 million related to our investment in a joint venture to produce advanced titanium matrix composite fibers. This write-down was triggered by our partner's decision to withdraw from the business, which had the effect of dramatically reducing the demand for the fibers produced by the joint venture, and resulted in future cash flow projections which required the write-down in accordance with Statement of Financial Accounting Standards No. 121. Total equity losses in this joint venture, including the impairment write-down, were $2.8 million in 1998 and $0.2 million in 1997.

     We have other ownership interests in joint ventures, one of the largest of which is a 50/50 partnership with United Technologies in ACT, a joint venture which owns and operates an electron beam ceramic coater for the application of Pratt & Whitney coatings to jet engine parts. Our equity share of the earnings of ACT was income of $1.8 million in 1998 and $2.3 million in 1997.

     Other, Net

     In 1998, Other, net included a $2.0 million provision related to the potential loss of funds advanced to a vendor engaged to implement a freight consolidation program; $1.2 million in charges for the amortization of capitalized debt issuance costs; $1.0 million of income on the cash surrender value of corporate-owned life insurance; and letters of credit and commitment fees of $0.9 million.

     In 1997, Other, net included gains on our sale of assets of $2.5 million; letters of credit and commitment fees of $1.6 million; $1.4 million in charges for our amortization of capitalized debt issuance costs; and $1.3 million of income on our cash surrender value of corporate-owned life insurance.

  Year Ended December 31, 1997 as Compared to Year Ended December 31, 1996

     Sales

     Our sales for 1997 were 9% higher than a year earlier, with all segments except Specialty Chemicals registering advances.

     Sales in our Aerospace segment were ahead 13% in 1997, as sales to both the repair market and the OEMs moved higher, a reflection of the strong demand generated by the international airline industry. Competition from the engine manufacturers for aftermarket repair business remained intense.

     In our Propulsion segment, sales advanced 18% in 1997, with increases in each of the three main product areas: solid rocket motors, automotive airbag components and liquid rocket motors.

     Sales of our Metal Coating segment advanced 10% in 1997, with increases in each of its three product areas: building products, containers and manufactured products.

     Sales of our Specialty Chemicals segment declined 8% in 1997. Local currency sales for this overseas unit declined 12%, primarily because of the continued strengthening of the British pound sterling against other European currencies. The reported U.S. dollar sales decline was tempered by a 5% average increase in the dollar value of the pound sterling in the same period.

     Sales of our Other Products segment advanced 5% in 1997. Late in the third quarter of 1997, we acquired the TEC Systems unit of W.R. Grace, combined it with MEG, and named the combined operation MEGTEC Systems. The TEC Systems acquisition bolstered the auxiliary press equipment product line, increased technical expertise, enabled us to reduce the combined cost structure and significantly expanded product offerings beyond MEG's traditional graphic arts market. This unit registered a 10% decline in 1997, as the sales generated by TEC Systems in the final four months of the year did not fully offset the substantial decline in MEG sales for the year. Sales of Sequa Can Machinery unit declined 22% in 1997, reflecting a cyclical downturn in the worldwide container industry. Despite the sharp drop in the number of can line installations in 1997, the unit improved its already strong market position, particularly in can forming equipment. Our Casco Products unit recorded a 6% increase in sales, primarily due to strong demand in the domestic market for cigarette lighters and power outlets. In 1997, this segment benefited from inclusion of sales from the Men's Apparel unit which was recontinued in January 1997. At our Sequa Chemicals unit, sales advanced 11% in 1997, due largely to the May 1997 acquisition of Sedgefield Specialties, a supplier to the textile market. Sales of our can lid unit advanced 26%, primarily a reflection of a 53% gain in export sales. On December 17, 1997, we divested the can lid business.

     Operating Income

     Our operating income increased 30% in 1997, due primarily to improvement in the Aerospace segment.

     Our Aerospace segment achieved substantially higher results in 1997. In addition to the improved operating performance of our Gas Turbine units serving both OEM and repair markets, results for 1997 benefited from two factors: substantially lower costs in connection with litigation involving the Pratt & Whitney division of United Technologies ($9.9 million in 1997 versus $33.0 million in 1996) and our favorable settlement of a dispute with the Egyptian government, which added $2.7 million to operating income. Year-to-year comparisons were also affected by the 1996 reversal of $8.2 million of workers' compensation insurance reserves, which were actuarially determined to be in excess of requirements. The Gas Turbine units serving the OEMs operated at a profit in 1997 versus a loss in 1996, as sales rose substantially in response to overall vigor in the marketplace and the strong position held by Gas Turbine. In addition, 1997 results for these units benefited from the late 1996 disposal of an under-performing unit. Improvement at the Gas Turbine repair units primarily reflected the higher sales to an expanding commercial aviation market.

     Our Propulsion segment recorded a 5% profit advance, primarily a reflection of higher sales, tempered by the impact of start-up costs on several new programs related to automotive airbag inflators, and cost increases on certain government programs.

     Our operating income in our Metal Coating segment was on a par with the prior year, as the benefits of increased sales were offset by lower operating margins.

     Our operating income in our Specialty Chemicals segment declined 37%. The unit's profit decline was attributable to the strength of the British pound sterling against other European currencies, a situation that began in the fourth quarter of 1996.

     Profits in our Other Products segment declined 50%. The loss at our new MEGTEC Systems unit was double the loss reported in 1996, due entirely to increased losses at MEG. The increased MEG loss was primarily due to: sharply lower sales to the graphic arts market, increased warranty costs, increased bad debt provisions, and significant one-time costs incurred to effect the combination of MEG and TEC Systems. The sharp decline in profits at our Sequa Can Machinery unit was primarily related to the significant cyclical downturn in sales. Profits of our Casco Products unit declined as the benefits of increased sales were more than offset by lower margins. The 1997 results of this segment benefited from the inclusion of the profits from our Men's Apparel unit which was recontinued in January 1997. At our Sequa Chemicals unit, profits registered a small decline as the benefits of higher sales and the 1997 change to the FIFO method of inventory valuation, which primarily benefited this unit, cushioned the impact of the 1996 one-time favorable effect of a legal settlement and lower margins. The can lid unit, which reported a 77% increase in operating income, primarily benefited from a 26% increase in sales.

     Interest Expense

     The decrease in interest expense of approximately $1.5 million in 1997 was due to a decrease in our average borrowings attributable to scheduled principal payments and early retirement of debt in the third quarter of 1996.

     Equity in Income (Loss) of Unconsolidated Joint Ventures

     Our share of the earnings or losses of the unconsolidated airbag businesses was an equity loss of $1.8 million in 1997 and equity income of $1.4 million in 1996. Our equity share of the earnings of ACT, an engine parts coating joint venture, was income of $2.3 million in 1997 and $3.2 million in 1996.

     Other, Net

     In 1997, Other, net included gains on the sale of assets of $2.5 million; letters of credit and commitment fees of $1.6 million; $1.4 million in charges for the amortization of capitalized debt issuance costs; and $1.3 million of income on the cash surrender value of corporate-owned life insurance.

     In 1996, Other, net included gains on the sale of assets of $8.3 million; letters of credit and commitment fees of $2.0 million; and $2.1 million in charges for the amortization of capitalized debt issuance costs.

RISK/CONCENTRATION OF BUSINESS

     We are engaged in the automotive airbag inflator business through both the Atlantic Research Automotive Products unit ("ARAP") in the Propulsion segment and its equity investment in BAG SpA, an Italian joint venture. Breed is the major customer of ARAP, accounting for 26% of the Propulsion segment's 1998 annual sales and 32% of the Propulsion segment's sales in the first half of 1999. Breed is also the sole customer of, and one-third equity partner in, BAG SpA (Breed's equity increased to 50% in April 1999). BAG SpA, which purchases inflator components from ARAP, accounted for 10% of the Propulsion segment's 1998 annual sales and 7% of the Propulsion segment's sales in the first half of 1999. See the "Equity in Income
(Loss) of Unconsolidated Joint Ventures" section above for further information on BAG SpA.

     In Breed's Form 10-Q for the quarter ended March 31, 1999, filed with the Securities and Exchange Commission, Breed disclosed it would have been in violation of certain financial covenants in the loan agreement relating to its credit facility as of March 31, 1999 and Breed obtained a waiver of those covenants from the lenders that was effective through June 29, 1999. On June 30, 1999, Breed announced that it had obtained a waiver of certain of the financial covenants related to its credit facility through October 12, 1999. The terms of the waiver impose certain obligations upon Breed during the waiver period which, if not complied with, could result in termination of the waiver and a default under the credit facility. For more detailed information on Breed's financial issues, the reader is encouraged to review Breed's recent filings with the Securities and Exchange Commission. If Breed is unable to meet its financial obligations, it could have a serious impact on future sales and operating results of ARAP and BAG SpA.

     At June 30, 1999, ARAP had trade accounts receivable of $14.0 million due from Breed (of which $8.6 million was current, $4.6 million was past due 30 days or less, and the remaining $0.8 million (certain of which was in dispute) was more than 30 days past due) and $14.2 million due from BAG SpA (of which $2.9 million was current, $4.8 million was past due 60 days or less, and the remaining $6.5 million was more than 60 days past due). BAG SpA had trade accounts receivable of $19.4 million due from Breed, which was current except for $4.1 million which was paid in early July, and an additional $1.2 million of net non-trade receivables due from Breed. At June 30, 1999, neither ARAP nor BAG SpA had any significant reserves related to the Breed accounts receivable. Management continues to monitor this situation closely.

DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

     We are exposed to market risk from changes in foreign currency exchange rates which impact our earnings, cash flows and financial condition. We manage our exposure to this market risk through our regular operating and financial activities and, when appropriate, through the use of derivative financial instruments. We have well-established policies and procedures governing the use of derivative financial instruments as risk management tools and do not buy, hold or sell derivative financial instruments for trading purposes. Our primary foreign currency exposures relate to British pounds, French francs, German marks and Italian lira. To mitigate the short-term effect of changes in currency exchange rates, we utilize forward foreign exchange contracts and foreign currency options to hedge certain existing assets and liabilities, firm commitments and anticipated transactions denominated in currencies other than the functional currency.

     As of December 31, 1998, a hypothetical 10% uniform decrease in all foreign currency exchange rates relative to the U.S. dollar would decrease the fair value of our financial instruments by approximately $10.8 million. This sensitivity analysis relates only to our exchange rate sensitive financial instruments, which include cash and debt amounts denominated in foreign currencies and all open foreign forward exchange contracts at December 31, 1998. The effect of the hypothetical change in exchange rates ignores the effect this movement may have on the value of our net assets, other than financial instruments, denominated in foreign currencies and does not consider the effect this movement may have on anticipated foreign currency cash flows.

     At December 31, 1998, substantially all of our debt was at fixed rates and we currently do not hold interest rate derivative contracts. Accordingly, a change in market interest rates would not impact our interest expense, but would affect the fair value of our debt. Generally, the fair market value of fixed-rate debt will increase as interest rates fall, and decrease as interest rates rise. The estimated fair value of our total debt at December 31, 1998 was approximately $521 million. A hypothetical 1% interest rate increase at December 31, 1998 would decrease the fair value of our total debt by approximately $12.4 million. A hypothetical 1% decrease in interest rates at December 31, 1998 would increase the fair value of our total debt by approximately $12.8 million. The fair value of our total debt at December 31, 1998 was primarily based upon quoted market prices of our publicly traded securities. The estimated changes in fair values of our debt are based upon changes in the present value of future cash flows as impacted by the hypothetical changes in market interest rates.

YEAR 2000 COMPUTER ISSUE

     Certain of our computer systems process transactions based on storing two digits for the year of a transaction rather than the full four digits. Such systems may not be programmed to consider the start of a new century and will encounter significant processing difficulties in the year 2000, unless they are fixed or replaced.

     Many of our operating units utilize purchased software, and related software maintenance agreements provide for upgrades which have addressed, or will address, the Y2K issue. Our estimate to become Y2K compliant includes the entire cost of new software, including software purchased primarily for reasons other than to address the Y2K issue. The costs of data processing personnel on staff are not included in the estimate, but outside consultants are included. As of March 31, 1999, we estimate that the total cost of hardware, software, training, testing and other costs related to Y2K issues will be approximately $26.5 million. As of March 31, 1999, $13.7 million of these costs has been incurred, with $9.0 million capitalized and the balance of approximately $4.7 million expensed. We anticipate that approximately two thirds of the $12.8 million of estimated future costs will be capitalized. Future costs will be funded from our sources of funds, as discussed in "-- Liquidity and Capital Resources" below.

     We are a decentralized organization. Consequently, compliance with the Y2K issue is the responsibility of individual operating units. Corporate systems are the responsibility of the individual staff departments. Our senior management is monitoring the progress of the various units and corporate departments.

     In evaluating our progress related to Y2K issues, the following five major areas have been reviewed in detail:

     - Application systems. Broadly used business applications which are supported by internal management information systems ("MIS") employees.

     - Technical infrastructure. MIS-supported hardware and software, including standard commercial packages on local PCs.

     - Facilities & equipment. Manufacturing equipment and building equipment, such as HVAC and telephones, plus any other logic-based equipment.

     - Third-party relationships. Entire supply chain, including suppliers, customers, financial institutions and necessary regulatory agencies.

     - End-user computing. End-user developed coding (for example, in tools such as Microsoft Access and Microsoft Excel) plus items purchased by end users outside of the MIS support structure. This area was found to have no critical applications; therefore, no further reporting will be done on it.

     Each unit's progress in the four critical major areas is categorized in one of four life cycles defined below:

     - Inventory & assessment (I&A). Awareness of problem, detailed inventory creation, evaluation of the Y2K status of each item, and remediation plan.

     - Renovation/replacement (R).  Any repair efforts.

     - Testing & implementation program (T&I). Technical and Y2K acceptance testing plus reintroduction into the production environment.

     - Production support (PS).  Ongoing execution of the item after repair.

     Following is the assessment of each operating unit and the corporate departments reviewed for each of the four critical major areas at March 31, 1999. While the Y2K remediation efforts are ongoing, the assessments provide a snapshot at a given point in time; they will be updated in each of our future filings. In all tables in this Y2K section, the X in the status column means that this was the life cycle stage primarily being worked on at the time of the review. In the case of Gas Turbine, the figures in the status columns represent the number of units that are doing work in each of the life cycle stages. Blank spaces to the left of each X signify that these life cycle stages were complete at the time of the review. Blank spaces to the right of the X signify that while work may have started on these stages, the unit was still most heavily involved in the column marked with the X at the time of the review.

                                                                       STATUS
                                                              ------------------------
                                                              I&A     R     T&I    PS
APPLICATIONS SYSTEMS                                          ---    ---    ---    ---
Gas Turbine.................................................   1      18     2      2
Atlantic Research...........................................           X
Precoat Metals..............................................                 X
Warwick International.......................................                        X
MEGTEC Systems..............................................                 X
Sequa Can Machinery.........................................                 X
Casco Products..............................................                 X
Men's Apparel...............................................                 X
Corporate...................................................           X

     Many of our operating units and corporate departments utilize purchased software. Significant progress in the application systems area is expected to continue as software upgrades that address the Y2K issue are received from vendors under ongoing maintenance agreements.

                                                                       STATUS
                                                              ------------------------
                                                              I&A     R     T&I    PS
TECHNICAL INFRASTRUCTURE                                      ---    ---    ---    ---
Gas Turbine.................................................   2      14     5      2
Atlantic Research...........................................           X
Precoat Metals..............................................           X
Warwick International.......................................           X
MEGTEC Systems..............................................           X
Sequa Can Machinery.........................................                 X
Casco Products..............................................           X
Men's Apparel...............................................                        X
Corporate...................................................           X

     We have a variety of technical infrastructures at our units and are working with the vendors of these systems to repair or replace system hardware and software to ensure Y2K compliance. Based upon the results of a review performed by an international consulting firm in 1998, we do not believe this to be an area of high risk.

                                                                       STATUS
                                                              ------------------------
                                                              I&A     R     T&I    PS
FACILITIES AND EQUIPMENT                                      ---    ---    ---    ---
Gas Turbine.................................................   2      14     4      3
Atlantic Research...........................................           X
Precoat Metals..............................................           X
Warwick International.......................................           X
MEGTEC Systems..............................................   X
Sequa Can Machinery.........................................                 X
Casco Products..............................................                        X
Men's Apparel...............................................                        X
Corporate...................................................           X

                                                                STATUS
                                                              ----------
                                                              I&A     R
THIRD-PARTY RELATIONSHIPS                                     ---    ---
Gas Turbine.................................................   7      16
Atlantic Research...........................................           X
Precoat Metals..............................................           X
Warwick International.......................................           X
MEGTEC Systems..............................................   X
Sequa Can Machinery.........................................           X
Casco Products..............................................           X
Men's Apparel...............................................           X
Corporate...................................................   X

     Our individual operating units have, for the most part, not yet developed contingency plans to handle any disruption that may result from the Y2K issue. The need for and extent of such plans is being evaluated by each of the units, and plans will be developed to the extent needed based on various factors, including: the unit's ongoing progress; the extent of significant identified problems or unknowns; overall evaluation of risk, etc. There can be no guarantee that our effort to be Y2K compliant will prevent a material adverse impact on our results of operations, financial condition or cash flows. If we and/or third parties upon which we rely are not fully Y2K compliant, the possible consequences could include: temporary plant closings; delays in the delivery of finished products; delays in the receipt of key purchased materials and services; invoice and collection errors; and customer and vendor relations problems, etc. These consequences could possibly have a material adverse impact on our results of operations, financial condition and cash flows if we are unable to conduct our business in the ordinary course. We believe that our readiness program will reduce the likelihood, severity and duration of any possible disruptions.

     We expect that our Y2K compliance program will be largely completed before December 31, 1999. Individual units and corporate departments have started to complete portions of their work.

EURO CONVERSION

     On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency (euro). The transition period for the introduction of the euro will extend to January 1, 2002. We, in conjunction with our Y2K efforts, have begun to identify euro conversion compliance issues and work on remediation of anticipated problems.

     Based on our evaluation, we believe that the introduction of the euro, including the total costs for the conversion, will not have a material adverse impact on our financial position, results of operations or cash flows. However, uncertainty exists as to the effects the euro will have on the marketplace, and there is no guarantee that all problems will be foreseen and corrected or that third parties will address the conversion successfully.

ENVIRONMENTAL MATTERS

     Our environmental department, under our senior management's direction, manages all activities related to our involvement in environmental clean-up. This department establishes the projected range of expenditures for individual sites with respect to which we may be considered a potentially responsible party under applicable federal or state law. These projected expenditures, which are reviewed periodically, include: remedial investigation and feasibility studies; outside legal, consulting and remediation project management fees; the projected cost of remediation activities; and site closure and post-remediation monitoring costs. The assessments take into account known conditions, probable conditions, regulatory requirements, past expenditures, and other potentially responsible parties and their probable level of involvement. Outside legal, technical and scientific consulting services are used to support management's assessments of costs at significant individual sites.

     It is our policy to accrue environmental remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. At March 31, 1999, the potential exposure for such costs is estimated to range from $16 million to $32 million. At March 31, 1999, our balance sheet includes accruals for remediation costs of $24.4 million. These accruals are at undiscounted amounts and are included in accrued expenses and other noncurrent liabilities. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures.

     With respect to all known environmental liabilities, it is currently estimated that our cash expenditures for remediation of previously contaminated sites will be in the range of $6 million to $10 million during 1999 and between $4 million and $8 million during 2000. Actual expenditures for the first three months of 1999 were approximately $1.1 million.

BACKLOG

     Our businesses for which backlogs are significant are the Turbine Airfoils, Caval Tool, Turbocombuster Technology and Casting units of the Aerospace segment; the Propulsion segment; and the Sequa Can Machinery, MEGTEC Systems and Men's Apparel units of the Other Products segment. The aggregate dollar amount of backlog in these units at March 31, 1999 was $285.4 million ($305.4 million at December 31, 1998). The decline from year end is primarily attributable to an 18% backlog reduction at the Gas Turbine OEM units. Sales of the Men's Apparel unit are seasonal, with stronger sales in the first six months of the year; accordingly, this unit's backlog is normally higher at December 31 than at any other time of the year.

SEASONAL FACTORS

     With the exception of our Men's Apparel business, which generally has stronger sales in the first six months of the year, our business is not considered seasonal to any significant extent.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash used for operating activities was $17.5 million in the first quarter of 1999, compared with $3.0 million used for operating activities in the first quarter of 1998. The primary reasons for the increase in cash used for operating activities were a decrease in pre-tax income and an increase in foreign and state income taxes paid during the 1999 period. Net cash used for investing activities increased to $31.6 million in the first quarter of 1999 from $13.9 million in the first quarter of 1998. The major factors in the 1999 increase were the absence of proceeds from the sale of short-term investments, lower proceeds from the sale of property, plant and equipment and higher capital expenditures during the 1999 quarter. These increases in cash used for investing activities were partially offset by a $17.1 million decrease in cash used to purchase businesses during the 1999 quarter. Cash provided by financing activities in the first quarter of 1999 was $39.0 million compared to cash used for financing activities of $22.0 million in the first quarter of 1998. The $61.0 million increase was attributable to $45.0 million of proceeds from the sale of accounts receivable and reduced debt payments during the first quarter of 1999.

     Net cash provided by our operating activities was $47.4 million in 1998, compared with $100.6 million in 1997 and $105.8 million in 1996. The major reasons for our 1998 decline were the higher levels of working capital requirements at existing businesses, and the $24.0 million deposit paid to the IRS related to a tax dispute involving the 1989 restructuring of two subsidiaries. Net cash used for investing activities was $6.5 million in 1998, compared with $94.6 million in 1997 and $34.0 million in 1996. The major factors in the 1998 decline were the significantly higher level of proceeds from businesses and other assets sold, partially offset by the $34.6 million increase in capital expenditures. The major differences in 1997 were the $36.1 million spent on acquisitions, a $25.0 million participation in loans made by a group of banks for the benefit of one of our joint ventures, and the higher level of capital expenditures, partially offset by higher proceeds from the sale of businesses and fixed assets. Net cash used for financing activities increased $51.1 million in 1998, primarily due to the higher level of debt repayment. Net cash used for financing activities was $0.9 million in 1997, compared with $47.5 million in 1996, and primarily reflects a lower level of debt repayment in 1997.

     Our capital expenditures amounted to $20.7 million during the first quarter of 1999 and $103.5 million during 1998, with spending concentrated in the Aerospace, Propulsion and Metal Coating segments. These funds were primarily used to upgrade existing facilities and equipment and to expand capacity. We currently anticipate that total capital expenditures in 1999 will be approximately $125 million and will be concentrated in the same segments.

     In November 1998, we entered into a five-year Receivables Purchase Agreement to sell up to $90 million of our trade receivables without recourse through a bank sponsored facility. At March 31, 1999, $45.0 million of receivables were sold under this agreement.

     We have an issue with the IRS involving the 1989 restructuring of two subsidiaries. While we believe our tax position in this matter is appropriate, we have taken the conservative position of providing reserves to cover an adverse outcome. At March 31, 1999, the net amount involved was approximately $59 million, composed of the potential liability associated with the restructuring and related tax issues; interest expense, net of tax benefit, from the date of the resulting tax refund; and deferred tax assets for portions of tax loss and credit carryforwards which could be utilized in a settlement. We have had preliminary settlement discussions with the IRS, and on October 1, 1998, we made a deposit of $24 million with the IRS against the expected liability for additional tax and interest that may be assessed against us related to certain of these tax matters. The deposit stops the running of interest with respect to the amounts deposited. Discussions have continued and we believe there is a possibility for final resolution of this matter by the end of 1999, and that, in the event of an unfavorable resolution we will have sufficient resources available to make any additional negotiated or adjudicated payment.

     We currently anticipate that cash flow from operations, proceeds from the divestiture of assets, the $150.0 million of credit available at June 30, 1999 under the revolving credit agreement, the $26.5 million of available financing under the Receivables Purchase Agreement at June 30, 1999, proceeds from the issuance of the Notes in this offering (after application of the proceeds to repay indebtedness, as described in "Use of Proceeds") and the $71.4 million of cash and cash equivalents on hand at March 31, 1999 will be sufficient to fund our operations, niche acquisitions, and airline spare parts inventory purchases for at least the next two years.

OTHER INFORMATION

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998. This statement requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Depending on the use of a derivative and whether it has been designated and qualifies as a hedge, gains or losses resulting from changes in the values of those derivatives would be recognized currently in earnings or reported as a component of other comprehensive income. This statement is not expected to have a material impact on our consolidated financial statements. The effective date for this statement was recently delayed by one year to fiscal years beginning after June 15, 2000, with earlier adoption encouraged. We will adopt this accounting standard as required by January 1, 2001.

                                    BUSINESS

GENERAL

     We are a diversified industrial company that produces a broad range of products through operating units in five business segments: Aerospace, Propulsion, Metal Coating, Specialty Chemicals, and Other Products.

     The following table summarizes the percentage of revenue and EBITDA (before corporate expenses) by segment:

                                                                                   THREE MONTHS
                                                                                      ENDED
                                                    YEAR ENDED DECEMBER 31,         MARCH 31,
                                                    ------------------------      --------------
                                                    1996      1997      1998      1998      1999
                                                    ----      ----      ----      ----      ----
Revenue:
  Aerospace.......................................   44%       46%       43%       44%       46%
  Propulsion......................................   10        11        15        15        15
  Metal Coating...................................   13        13        11        10        11
  Specialty Chemicals.............................   10         8         9         8         9
  Other Products..................................   23        22        22        23        19
                                                    ---       ---       ---       ---       ---
          Total...................................  100%      100%      100%      100%      100%
                                                    ===       ===       ===       ===       ===
EBITDA:
  Aerospace.......................................   28%       46%       46%       49%       50%
  Propulsion......................................   14        13        15        18        11
  Metal Coating...................................   16        14        10         6        10
  Specialty Chemicals.............................   21        14        14        11        14
  Other Products..................................   21        13        15        16        15
                                                    ---       ---       ---       ---       ---
          Total...................................  100%      100%      100%      100%      100%
                                                    ===       ===       ===       ===       ===

  Aerospace

     Our Aerospace segment consists solely of our largest operating unit, Chromalloy Gas Turbine. Gas Turbine repairs and manufactures components for jet aircraft engines. A major independent supplier in the repair market, Gas Turbine provides domestic and international airlines with technologically advanced repairs and coatings for turbine airfoils and other critical engine components. The unit also supplies components to the manufacturers of jet engines and serves both the general aviation and military markets.

     Gas Turbine has built on its metallurgical process technologies to develop procedures that permit the repair and reuse of turbine engine components. Management believes Gas Turbine has played a key role in the development of the repair market for certain jet engine parts. Over the years, Gas Turbine has continued to invest in research and development projects that have led to ceramic coatings, vacuum plasma coatings, advanced laser drilling and welding, and diffused precious metal/aluminide coatings. Gas Turbine has introduced a series of innovative and in some cases proprietary processes that allow engines to perform at improved efficiency levels, at higher operating temperatures and under severe environmental conditions.

     We have been engaged over the past four years in litigation which focuses on the ability of our Gas Turbine unit to make authorized repairs to Pratt & Whitney parts. Between court decisions and the parties' negotiations, most of the outstanding issues have been resolved, although some remain pending. See "-- Legal Proceedings."

  Propulsion

     Our Propulsion segment consists solely of ARC Propulsion, a supplier of solid rocket fuel propulsion since 1949. ARC Propulsion is a leading developer and manufacturer of advanced rocket propulsion systems, gas generators and auxiliary rocket motors, and engages in research and development relating to new rocket propellants and advanced engineered materials. For the military contract market, ARC Propulsion produces propulsion systems primarily for tactical weapons. For space applications, ARC Propulsion produces small liquid fuel rocket engines designed to provide attitude and orbit control for a number of satellite systems worldwide.

     ARC Propulsion has grown primarily through the introduction of products for the automotive market using technologies that were originally developed for military applications. ARC Propulsion pioneered the development of hybrid inflators for automotive airbags and energetic materials for airbag deployment. In early 1998, ARC Propulsion moved to further its role in the automotive market through the purchase of the remaining share of an existing 50%-owned joint venture that produces airbag inflators for a cash purchase price of approximately $22.7 million. In addition, we assumed $25.0 million of the joint venture's debt and repaid it in 1998. As a result of this transaction, ARC Propulsion now supplies airbag inflators directly to its customers. ARC Propulsion's products in this market are currently sold principally to Breed, which makes modules for use in vehicles manufactured by several leading automotive companies, including DaimlerChrysler, Opel, and Fiat. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk/Concentration of Business."

  Metal Coating

     Our Metal Coating segment consists solely of Precoat Metals, which is a leader in the application of protective and decorative coatings to continuous steel and aluminum coil. Precoat Metals' principal market is the building products industry, where coated steel is used for the construction of pre-engineered building systems, and as components in the industrial, commercial, agricultural and residential sectors. Precoat Metals also serves the container industry, where the unit has established a position in the application of coatings to steel and aluminum stock used to fabricate metal cans and can lids. In addition, the unit has established a presence in other product markets, including heating, ventilating and air conditioning units, truck trailer panels and office equipment.

  Specialty Chemicals

     Our Specialty Chemicals segment consists solely of Warwick International, which is a leading producer and supplier of TAED, a bleach activator for powdered laundry and dishwasher detergent products. TAED is used in oxygen-based bleaching systems to increase the cleaning power of detergent at low wash temperatures. These bleaching systems are used primarily in international markets, principally in Europe. In addition, the unit is selling TAED products for industrial markets, such as textile bleaching and pulp and paper processing. The unit also continues to expand its network of European chemical distributors that supplies specialty products for use in plastics, resins, paints and cosmetics.

  Other Products

     This segment consists of four ongoing businesses: MEGTEC Systems, Sequa Can Machinery, Casco Products, and the Men's Apparel unit. This segment also includes two operations which were divested prior to December 31, 1998: Sequa Chemicals and Northern Can Systems.

     MEGTEC Systems. MEGTEC Systems was formed in 1997 following the acquisition of TEC Systems (a producer of air flotation dryers for paper and printing uses and emission control systems for industrial applications) and its integration with our existing MEG operation (a supplier of equipment for the web offset printing industry, including pasters and splicers, web guides, infeeds, chill stands, and related equipment for high-speed web presses).

     Sequa Can Machinery. Sequa Can Machinery designs and manufacturers equipment for the two-piece can industry, including high-speed equipment to coat and decorate, and to form the cup and body of, two-piece cans. With the largest installed base of equipment in the industry, Sequa Can Machinery also supplies upgrade kits and spare parts and maintains an extensive support service program. The unit's product development team continually seeks to improve the technology of its products to achieve higher speeds without compromising quality. For example, we have developed can making equipment that is among the fastest in the industry, including cuppers that punch up to 4,000 cups per minute; bodymakers that complete the forming of 450 cans per minute; and coaters and decorators that process more than 2,000 cans per minute.

     Casco Products. Casco Products, which has been serving the automotive market since 1921, is the world's leading supplier of automotive cigarette lighters and power outlets. Casco Products also offers a growing line of automotive accessories, led by a series of electronic devices to monitor automotive fluid levels such as engine oil, engine coolant and brake, transmission and power steering fluids.

     Men's Apparel. The Men's Apparel unit is the largest domestic designer and manufacturer of men's formalwear, with products marketed under the After Six(R), Oscar de la Renta(R) and Raffinati(R) labels, all three of which are registered trademarks.

     Sequa Chemicals. Sequa Chemicals, which was sold in October 1998, manufactured performance-enhancing chemicals for the paper, textile, and other industries.

     Northern Can Systems. Northern Can Systems, which was sold in December 1997, supplied the domestic and international food processing market with easy-open lids for cans.

MARKETS AND METHODS OF DISTRIBUTION

     The Aerospace segment markets its gas turbine engine component manufacturing and repair services primarily to the major airlines of the world, to the manufacturers of commercial jet engines, and to the military. Gas Turbine's products and services are marketed directly and through sales representatives working on a commission basis. A portion of the sales of Gas Turbine's operations is made pursuant to contracts with various agencies of the United States Government, particularly the Department of the Air Force, with which Gas Turbine has had a long-term relationship.

     The Propulsion segment markets its rocket propulsion systems generally on a subcontract basis under various defense programs of the United States Government. In addition, the Propulsion segment markets its automotive airbag components to 15 automotive customers in the U.S. and overseas.

     The Metal Coating segment sells its coating services to regional steel and aluminum producers, building products manufacturers, can makers, and manufacturers of other diverse products.

     The Specialty Chemicals segment sells TAED-based detergent chemicals directly to major producers of household and industrial cleaning products. Specialty products for use in plastics, resins, paints, and cosmetics are sold through a network of wholly owned European chemical distributors.

     Businesses in the Other Products segment serve distinct markets and have individual methods of distribution. MEGTEC Systems sells auxiliary press equipment directly to international web printing customers and markets emission control equipment and industrial drying systems directly to customers in the coating, converting and metal finishing industries. Sequa Can Machinery sells its can forming and decorating equipment directly to the international container manufacturing industry. Casco Products sells cigarette lighters, power outlets, and various electronic monitoring devices directly to the automotive industry. The Men's Apparel unit sells its formalwear to rental and retail customers, primarily through independent sales representatives.

COMPETITION

     There is significant competition in the industries in which we operate, and, in several cases, the competition consists of larger companies having substantially greater resources than we possess.

     We believe that we are currently the world's largest manufacturer of two-piece can decorating and can forming equipment; the world's largest supplier of automotive cigarette lighters and power outlets; and the largest supplier of men's formalwear in the United States.

     Through our Gas Turbine operations, we are a leader in the development and use of advanced metallurgical and other processes to manufacture, repair and coat blades, vanes and other components of gas turbine engines used for commercial and military jet aircraft. Gas Turbine's divisions compete for turbine engine repair business with a number of other companies, including aircraft engine OEMs. Such OEMs generally have obligations (contractual and otherwise) to approve vendors to manufacture components for their engines and/or perform repair services on their engines and components. Gas Turbine has a number of such approvals, including licensing agreements, which allow it to manufacture and repair certain components of aircraft engines. The loss of approval by one of the major OEMs to manufacture or repair components for such OEM's engines could have an adverse effect on Gas Turbine, although management believes it has certain actions available to it to mitigate any adverse effect.

     Our rocket propulsion systems business competes with several other companies for defense business. In some cases, these competitors are larger than we are and have substantially greater resources. Government contracts in this area are generally awarded on the basis of proven engineering capability and price. Our ability to compete is enhanced by the U.S. Government's need for alternative sources of supply under these contracts. The liquid propulsion unit operates primarily in the commercial satellite market and competes on the technical capabilities of its products, and price.

     ARC Automotive Products is a Tier II automotive supplier that supplies airbag inflators to Tier I airbag module (airbag, inflator and related sensors) suppliers, many of whom have their own inflator capabilities. The unit competes on product capabilities, energetic expertise, quality and price. The unit has a long term supply agreement with its major customer, Breed.

     Our Precoat Metals operation is the leading independent domestic coil coater of steel for metal building panels. Precoat competes in all its markets based on price, quality, customer services and technical capabilities.

     Our Specialty Chemicals segment competes in each of its markets with a number of other manufacturers, some of which are larger and have greater resources than we have. This segment competes in the detergent additive market with its TAED products based on breadth of product offerings and performance characteristics, quality, and price. In the European chemical distribution market it competes primarily on the technical expertise of its sales force, and the breadth of its product offerings.

     MEGTEC Systems is a major international supplier of auxiliary press equipment, air flotation dryers and emission control equipment. This unit has several major competitors (including certain press manufacturers in the graphic arts market) in each of its main product areas. It competes on the basis of price, quality and technical capabilities. Our two-piece can decorating and can forming operations are world leaders in their markets. Sequa Can Machinery has one or two major competitors in each major product area, and the unit competes on the basis of price, quality, technical capabilities and equipment speed.

     Our automotive products manufacturer is the world's leading producer of cigarette lighters for both the original equipment market and the auto aftermarket. The Men's Apparel unit is the leading domestic producer of men's formalwear and competes on the basis of design, quality of manufacturing and price.

MAJOR CUSTOMERS

     No single customer accounted for more than 10% of consolidated sales during the past three years. However, one customer accounted for approximately a quarter of the Propulsion segment's 1998 sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk/Concentration of Business." In the Specialty Chemicals segment, one customer accounted for approximately 33% of the segment's 1998 sales, and the top three customers accounted for approximately 56% of the segment's 1998 sales. All of these customers are well known international consumer products companies that Warwick International has been doing business with for many years.

RAW MATERIALS

     Our various businesses use a wide variety of raw materials and supplies. Generally, these have been available in sufficient quantities to meet requirements, although occasional shortages have occurred.

PATENTS AND TRADEMARKS

     We own and are licensed to manufacture and sell under a number of patents, including patents relating to our metallurgical processes. These patents and licenses were secured over a period of years and expire at various times. We have also created and acquired a number of trade names and trademarks. While we believe our patents, patent licenses, trade names and trademarks are valuable, we do not consider our business as a whole to be materially dependent upon any particular patent, license, trade name, trademark or any related group thereof. We regard our technical and managerial knowledge and experience as more important to our business.

RESEARCH AND DEVELOPMENT

     Research and development costs, charged to expense as incurred, amounted to approximately $21.4 million in 1998, $13.3 million in 1997 and $12.9 million in 1996. The increase during 1998 primarily resulted from research and development related to new automotive airbag inflator products.

ENVIRONMENTAL MATTERS

     We have been notified that we have been named as a potentially responsible party under Federal and State Superfund laws and/or have been named as a defendant in suits by private parties (or governmental suits including private parties as codefendants) with respect to sites currently or previously owned or operated by us or to which we may have sent hazardous wastes. We are not aware of other such lawsuits or notices contemplated or planned by any private parties or environmental enforcement agencies. The aggregate liability with respect to these matters, net of liabilities already accrued in the Consolidated Balance Sheet, will not, in the opinion of management, have a material adverse effect on our results of operations or financial position. These environmental matters include the following:

     A number of claims have been filed in connection with alleged groundwater contamination in the vicinity of a predecessor corporation site which operated during the 1960s and early 1970s in Dublin, Pennsylvania. In October 1987, a class action was filed by residents of Dublin against us and two other defendants. The Borough of Dublin also filed suit seeking remediation of alleged contamination of the Borough's water supply and damages in an unspecified amount. A settlement was reached in the class action in which we paid $1.8 million in 1997. The Borough action was settled in 1998 when we agreed to transfer to the Borough the water treatment system it constructed and $2.0 million was paid to the Borough.

     The Pennsylvania Department of Environmental Protection entered into a Consent Decree with us in 1990 providing for the performance of a remedial investigation and feasibility study with respect to the same alleged groundwater contamination in Dublin. The U.S. Environmental Protection Agency also placed the site on the Superfund List in 1990 and, in conjunction therewith, entered into a Consent Agreement with us on December 31, 1990. The investigation for the final remedy is still in progress.

     The State of Florida issued an Administrative Order requiring TurboCombustor Technology, Inc., a subsidiary of Gas Turbine, to investigate and to take appropriate corrective action in connection with alleged groundwater contamination in Stuart, Florida. The contamination is alleged to have arisen from a 1985 fire which occurred at TurboCombustor's former facility in Stuart. The City of Stuart has subsequently constructed and is operating a groundwater remediation system. We negotiated a conditional settlement with the City of Stuart in October 1994 whereby we would contribute our ratable share of the capital and operating costs for the groundwater treatment system. We estimate the amount to be paid in settlement plus additional groundwater sampling and analysis will be approximately $2 million to be paid over a 10-year period beginning when the Order is unconditionally entered.

     In September 1993, fourteen homeowners residing in West Nyack, New York served a complaint on Gas Turbine and others alleging, among other things, that contamination from a former Gas Turbine site caused the plaintiffs' alleged property damage. Gas Turbine believes it has strong defenses under New York law to the plaintiffs' complaint. Gas Turbine entered into a Consent Order with the New York Department of Environmental Conservation on February 14, 1994, to undertake the remedial investigation and feasibility study relating to the alleged contamination in the vicinity of the former Gas Turbine site. This study was submitted to the Department for its review in 1998.

     It is our policy to accrue environmental remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. At December 31, 1998, the potential exposure for such future costs was estimated to range from $17 million to $33 million, and our balance sheet as of that date includes accruals for remediation costs of $25.4 million. These accruals are at undiscounted amounts and are included in accrued expenses and other noncurrent liabilities. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures.

     With respect to all known environmental liabilities, our actual cash expenditures for remediation of previously contaminated sites were $8.2 million in 1998, $9.7 million in 1997 and $10.0 million in 1996. We anticipate that remedial cash expenditures will be between $6 million and $10 million during 1999 and between $4 million and $8 million during 2000. Our capital expenditures for projects to eliminate, control or dispose of pollutants were $2.3 million, $4.6 million and $1.7 million in 1998, 1997 and 1996, respectively. We anticipate annual environmental-related capital programs to be approximately $6 million during 1999 and 2000. Our operating expenses to eliminate, control and dispose of pollutants have averaged approximately $11 million per year during the last three years. We anticipate that environmental operating expenses will be approximately $11 million per year during 1999 and 2000.

LEGAL PROCEEDINGS

     We are involved in a number of claims, lawsuits and proceedings which arose in the ordinary course of our business. Other litigation is pending against us involving allegations that are not routine and include, in certain cases, compensatory and punitive damage claims.

     In July 1995, United Technologies, through its Pratt & Whitney division, commenced an action against Gas Turbine in the United States District Court for the District of Delaware. The complaint sought unspecified monetary damages and injunctive relief based on alleged breaches of certain license agreements, alleged infringement of patents and misuse of Pratt & Whitney intellectual property. Gas Turbine denied United Technologies' claims and counterclaimed seeking monetary, declaratory and injunctive relief based on United Technologies' breaches of license agreements, failure to return royalty overpayments, patent invalidity, and patent misuse. In August 1998, the Court issued a Memorandum Opinion and Order relating to Gas Turbine's claim under the parties' 1985 Repair Agreement. The Court identified contract breaches by United Technologies and granted Gas Turbine all the relief it had requested. United Technologies has filed a Notice of Appeal to the United States Court of Appeals for the Federal Circuit, which appeal is fully briefed and pending. In connection with another claim brought by Gas Turbine under the parties' 1995 Repair Agreement, a trial on monetary damages and other remedies being sought by Gas Turbine remains to be scheduled. In February 1999, Gas Turbine moved for summary judgment with regard to the damages and remedies being sought on that claim. All of the remaining claims in this matter have been dismissed by the court or resolved by the parties, except for one of Gas Turbine's claims under a ceramic coatings agreement for which a trial was held in July 1998 and for which a decision is pending and for the issues to be scheduled for trial as discussed above.

     In August 1995, Gas Turbine filed suit against United Technologies in the 131st District Court of Bexar County, Texas seeking damages and injunctive relief for violations by United Technologies of the Texas Free Enterprise and Antitrust Act. United Technologies filed counterclaims against Gas Turbine for alleged breach of contract and unfair competition. The only remaining issue in this case is Gas Turbine's appeal of the trial court's denial of injunctive relief. In October 1998, the United States Court of Appeals for the Fourth Circuit issued its decision refusing to overturn the trial court's denial of Gas Turbine's request for injunctive relief. Gas Turbine has filed a motion for reconsideration, which motion is pending.

     The ultimate legal and financial liability in respect to all claims, lawsuits and proceedings referred to above cannot be estimated with any certainty. However, in the opinion of management, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of these matters will not have a material adverse effect on our business, financial condition or results of operations.

EMPLOYMENT

     At December 31, 1998, we employed approximately 11,050 persons of whom approximately 2,800 were covered by union contracts.

     The approximate number of employees attributable to each reportable business segment as of December 31, 1998 was:

                                                        APPROXIMATE
SEGMENT                                             NUMBER OF EMPLOYEES
-------                                             -------------------
Aerospace.........................................         6,750
Propulsion........................................         1,100
Metal Coating.....................................           700
Specialty Chemicals...............................           400
Other Products....................................         2,000
Corporate.........................................           100
                                                          ------
Total.............................................        11,050
                                                          ======

     We consider our relations with employees to be generally satisfactory. We maintain a number of employee benefit programs, including life, medical and dental insurance, pension and 401(k) plans.

FOREIGN OPERATIONS

     Our consolidated foreign operations include Gas Turbine's operations in England, France, Israel, Mexico, Netherlands and Thailand within the Aerospace Segment; ARC Propulsion's liquid rocket motor business in England within the Propulsion segment; detergent chemicals operations in Wales and chemical distribution operations in France, Italy, Spain and Portugal within the Specialty Chemicals segment; the auxiliary press equipment suppliers in France, Germany, Singapore, Sweden and the United Kingdom, and the automotive products operations in Italy and Brazil in the Other Products segment.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers, their ages and their positions, as of March 31, 1999, are set forth below:

NAME                             AGE                        POSITION HELD
----                             ---                        -------------
Norman E. Alexander............  84    Chairman of the Board, Chief Executive Officer and
                                       Director
John J. Quicke.................  49    President, Chief Operating Officer and Director
Stuart Z. Krinsly..............  81    Senior Executive Vice President, General Counsel and
                                       Director
Gerald S. Gutterman(1).........  70    Executive Vice President -- Finance and Administration
Martin Weinstein...............  63    Senior Vice President, Gas Turbine Operations
Leon D. Black..................  47    Director
Alvin Dworman..................  73    Director
David S. Gottesman.............  72    Director
Donald D. Kummerfeld...........  64    Director
Richard S. LeFrak..............  53    Director
Michael I. Sovern..............  67    Director
Fred R. Sullivan...............  84    Director
Gerald Tsai, Jr. ..............  70    Director

---------------
(1) Mr. Gutterman retired as Executive Vice President -- Finance and Administration effective May 31, 1999, but he continues to advise us as to financial matters pursuant to a two-year consulting agreement.

     NORMAN E. ALEXANDER has served as the Chairman of the Board and Chief Executive Officer of our company since 1975. Mr. Alexander served as President from 1982 to 1983 and from 1957 to 1975. He has been a director of our company since 1957 and is a member of our Executive Committee. Mr. Alexander also is a director and Chairman of the Board of Chock Full O'Nuts Corporation and a director of Richton International Corporation.

     JOHN J. QUICKE has served as the President and Chief Operating Officer of our company since March 1993. Mr. Quicke served as Senior Executive Vice President, Operations, of our company from June 1992 to March 1993. From February 1991 to June 1992, he served as Vice President, Financial Services, and, from 1987 to 1991, he served as Vice President, Financial Projects. Mr. Quicke held various offices and positions in Chromalloy American Corporation (which became our subsidiary in 1986) from 1979 to 1987. Mr. Quicke has been a director of our company since 1993 and is a member of our Executive Committee.

     STUART Z. KRINSLY has served as Senior Executive Vice President and General Counsel of our company since 1982. From 1965 to 1982, he served as an officer and General Counsel of our company. Mr. Krinsly has been a director of our company since 1957 and is a member of our Executive Committee. Mr. Krinsly also is a director of Chock Full O'Nuts Corporation.

     GERALD S. GUTTERMAN has served as Executive Vice President of Finance and Administration of our company since 1982. Mr. Gutterman joined our company in 1965 as Director of Finance. In 1978 he was named Senior Vice
President -- Finance, and served in that capacity until assuming his present position. Mr. Gutterman has served as our Chief Financial Officer since 1975.

     MARTIN WEINSTEIN has served as Senior Vice President of our company since 1988. Mr. Weinstein has been Chairman and Chief Executive Officer of Chromalloy Gas Turbine since its formation in 1987. Previously, he was with Chromalloy American Corporation from 1968 until we acquired it in 1986.

     LEON D. BLACK is a Principal and Founding Partner of Apollo Management, L.P. (since 1995), Apollo Advisors, L.P. (since 1990) and related entities (private investment firms). Mr. Black has been director of our company since December 1997. Mr. Black also is a director of Converse, Inc., Samsonite Corporation, Telemundo Group, Inc. and Vail Resorts, Inc.

     ALVIN DWORMAN is Chairman of ADCO Group (since 1981) and is Chairman of Lee National Corp. (since the late 1960s), each of which is a financial services, merchant banking and real estate company. Mr. Dworman has been a director of our company since 1987 and is a member of the Audit Committee.

     DAVID S. GOTTESMAN is Managing Partner of First Manhattan Co. (since 1964), an investment management company. Mr. Gottesman has been a director of our company since 1982 and is Chairman of the Nominating Committee.

     DONALD D. KUMMERFELD is President of Magazine Publishers of America (since
1967), a publishing trade organization, and is Chairman of Kummerfeld Associates (since 1985), an investment banking and financial advisory firm. From 1978 to 1985, he was President and Chief Operating Officer of News America Publishing, Inc. Mr. Kummerfeld has been a director of our company since 1983 and is a member of the Compensation Committee.

     RICHARD S. LEFRAK is President of LeFrak Organization, Inc. (since 1975), a diversified, privately held company active in major residential and commercial real estate development projects, oil and gas exploration, finance and entertainment production. Mr. LeFrak has been a director of our company since 1986 and is a member of the Nominating Committee.

     MICHAEL I. SOVERN is Chancellor Kent Professor of Law and President Emeritus of Columbia University (since 1983). From 1980 to 1983, he served as President of Columbia University. Mr. Sovern served as advisor to our Board of Directors from 1990 to 1996. Mr. Sovern has been a director of our company since 1996 and is a member of the Nominating Committee. Mr. Sovern also is a director of AT&T, Warner-Lambert and the Shubert Organization.

     FRED R. SULLIVAN is Chairman of the Board and Chief Executive Officer of Richton International Corporation (since 1989), a diversified service company. From 1987 to 1991, he served as Chairman of the Board and President of Interim Systems Corporation, a temporary personnel and health care service company. From 1971 to 1988, Mr. Sullivan served as Chairman of the Board and President of Kidde, Inc., a multi-market manufacturing and service company. Mr. Sullivan has been a director of our company since 1962 and is a member of the Audit Committee.

     GERALD TSAI, JR. served as Chairman, President and Chief Executive Officer of Delta Life Corporation, an insurance company, from 1993 to 1997. From 1988 to 1991, he was Chairman of the Executive Committee of the Board of Directors of Primerica Corporation, a diversified financial services company. From 1987 to 1988, Mr. Tsai was Chairman and Chief Executive Officer of Primerica, and from 1982 to 1987 he held several other offices in that organization. Mr. Tsai has been a director of our company since 1976, is a member of the Compensation Committee and is Chairman of the Audit Committee. Mr. Tsai also is a director of the Meditrust Companies, Palm Beach National Bank and Trust Company, Rite Aid Corporation, Proffitt's Inc., Triarc Companies, Inc., United Rentals' Inc. and Zenith National Insurance Corp. He also is a Trustee of each of Boston University and New York University Medical Center.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     In December 1993 we issued $125,000,000 aggregate principal amount of 8 3/4% Senior Notes due 2001 and $175,000,000 aggregate principal amount of 9 3/8% Senior Subordinated Notes due 2003 in an offering registered under the Securities Act. The respective indentures governing those notes contain covenants that, among other things, limit our ability and the ability of our subsidiaries to:

- incur indebtedness

- make asset sales

- make investments, loans and advances

- pay dividends and make certain other payments

- create liens

- engage in certain transactions with affiliates

- conduct sale and leaseback transactions

- engage in certain mergers or consolidations or in the sale of all or substantially all of our assets

In the event and for so long as we are not in default pursuant to the terms of their respective indentures and are rated at least BBB- by Standard & Poor's Ratings Services and Baa3 by Moody's Investors Service, Inc., we would not be required to comply with certain of these covenants. Our 8 3/4% Senior Notes due 2001 are rated BB by S&P and Ba2 by Moody's. Our 9 3/8% Senior Subordinated Notes due 2003 are rated B+ by S&P and B1 by Moody's.

                              DESCRIPTION OF NOTES

     The following discussion of the terms of the Notes and the indenture supplements the general terms and provisions of the debt securities contained in the accompanying prospectus under the heading "Description of Debt Securities" and identifies any general terms and provisions described in the accompanying prospectus that will not apply to the Notes.

     You can find the definitions of certain capitalized terms used in this section under "Description of Debt Securities" in the accompanying prospectus. For purposes of this section, references to the "Company," "we," "us" and "our" include only Sequa Corporation and not its Subsidiaries. We will issue the Notes
under an indenture, dated as of             , 1999, between us and Bank of
Montreal Trust Company, as Trustee.

     The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. A copy of a form of indenture has been filed as an exhibit to the Registration Statement. See "Incorporation of Certain Documents by Reference" in the accompanying prospectus.

     The following description along with the description in the accompanying prospectus is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not these descriptions, defines your rights as a holder of the Notes (a "Holder").

BRIEF DESCRIPTION OF THE NOTES

     The Notes are:

     - our general unsecured obligations;

     - ranked equally with all our existing and future unsecured and unsubordinated debt; and

     - senior to all our existing and future debt which by its terms is made subordinate to the Notes.

     The Notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples of $1,000.

     Assuming we had completed the offering and applied the proceeds as intended, as of March 31, 1999, on a pro forma basis, there would have been approximately:

     - $378.0 million of outstanding debt ranking equally with the Notes;

     - $174.0 million of outstanding debt ranking behind the Notes; and

     - $349.6 million of outstanding liabilities (primarily trade payables, accrued expenses and taxes payable) of our subsidiaries effectively ranking ahead of the Notes, of which $12.7 million is secured debt.

The indenture will permit us to incur additional unsecured and unsubordinated debt. However, our incurrence of secured debt will be limited by the restrictions described under the subheading "-- Certain Covenants -- Limitation on Liens" below.

     Most of our operations are conducted through our subsidiaries. Accordingly, we are dependent upon the distribution of the earnings of our current and any future subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations, to service our debt obligations, including the Notes. In addition, the claims of the Holders of Notes are subject to the prior payment of all liabilities (whether or not for borrowed money) and to any preferred stock interest of our subsidiaries.

PRINCIPAL, MATURITY AND INTEREST

     Notes in the aggregate principal amount of $200 million will be issued in
the offering and will mature on                ,           .

     Interest on the Notes will accrue at the rate of      % per annum and will
be paid every six months each                and                , beginning on
               , 2000, to the persons who are registered Holders at the close of
business on the                and                immediately before the
applicable interest payment date.

     Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including
               , 1999. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months. The Notes will not be entitled to the benefit of any mandatory sinking fund.

METHODS OF RECEIVING PAYMENTS ON THE NOTES

     We will maintain an office or agency where Notes may be presented for registration of transfer or for exchange ("Registrar") and an office or agency where Notes may be presented for payment ("Paying Agent"). We will make all principal, premium and interest payments on the Notes at the office or agency of the Paying Agent and Registrar within the City of New York unless we elect to make interest payments by check mailed to the Holders at their addresses set forth in the register of the Notes kept by the Registrar.

PAYING AGENT AND REGISTRAR FOR THE NOTES

     The Trustee will initially act as Paying Agent and Registrar.

TRANSFER AND EXCHANGE

     The Notes may be transferred, or exchanged for an equal aggregate principal amount of Notes of other authorized denominations as may be requested, upon surrender of the Notes to the Registrar and upon fulfillment of all other requirements of the Registrar.

OPTIONAL REDEMPTION

     We may at our option redeem all or part of the Notes on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each Holder of Notes. The redemption price will equal the greater of:

          (1) 100% of the principal amount of the Notes to be redeemed; and

          (2) the sum of the present values of the Remaining Scheduled Payments discounted to the date of redemption, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate plus basis points;

plus accrued and unpaid interest thereon to the date of redemption.

     "Remaining Scheduled Payments" means, with respect to each Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date if such Note were not redeemed. However, if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     "Treasury Rate" means an annual rate equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The semiannual equivalent yield to maturity will be computed as of the second business day immediately preceding such redemption date.

     "Comparable Treasury Issue" means the fixed rate United States Treasury security selected by an Independent Investment Banker as having a maturity most comparable to the remaining term of the Notes (and which is not callable prior to maturity) to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practices, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes to be redeemed.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Company.

     "Reference Treasury Dealer" means each of Bear, Stearns & Co. Inc. and Chase Securities Inc. and their respective successors. If any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company will appoint in its place another nationally recognized investment banking firm that is a Primary Treasury Dealer.

     "Comparable Treasury Price" means:

          (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities"; or

          (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest or lowest of such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

     On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption. On or before the redemption date, we will deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on such date. If less than all of the Notes, are to be redeemed, the Trustee will select the Notes to be redeemed by a method determined by the Trustee to be fair and appropriate.

CERTAIN COVENANTS

     The indenture and the securities resolution establishing the Notes will contain, among others, the following covenants:

     Limitation on Liens. The indenture and the securities resolution establishing the Notes restrict our ability and the ability of our Restricted Subsidiaries to create or assume, any notes, bonds, debentures or other similar evidences of Indebtedness secured by any mortgage, pledge, security interest or lien (any such mortgage, pledge, security interest or lien being referred to herein as a "Lien" or "Liens") of or upon certain assets. If a Lien is created or assumed by us or any Restricted Subsidiary of or upon any Principal Property owned by us or by any Restricted Subsidiary or on shares of capital stock or evidence of Indebtedness of any Restricted Subsidiary, then as long as such Indebtedness is secured by the Lien, we will cause all Notes (together with, at our election, any other Indebtedness) to be secured by such a Lien equally and ratably with (or prior to) any and all other Indebtedness thereby secured.

     The foregoing will not apply to any of the following:

          (1) Liens on any Principal Property, shares of capital stock or Indebtedness of any corporation existing at the time such corporation becomes a Subsidiary;

          (2) Liens on any Principal Property, shares of capital stock or Indebtedness acquired, constructed or improved by us or any Restricted Subsidiary after the date of the indenture which are created or assumed prior to or at the time of such acquisition, construction or improvement or within 365 days after the acquisition, completion of construction or improvement or commencement of commercial operation of such property, to secure or provide for the payment of all or any part of the purchase price or the cost of such construction or improvement thereof;

          (3) Liens on any Principal Property, shares of capital stock or Indebtedness existing at the time of acquisition thereof (including acquisition through merger or consolidation);

          (4) Liens on any Principal Property or shares of capital stock or Indebtedness acquired from a corporation which is merged with or into us or a Restricted Subsidiary;

          (5) Liens on any Principal Property, shares of capital stock or Indebtedness to secure Indebtedness to us or to a Restricted Subsidiary;

          (6) Liens on any Principal Property, shares of capital stock or Indebtedness in favor of the United States of America or any state thereof or The Commonwealth of Puerto Rico, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof or The Commonwealth of Puerto Rico, to secure partial, progress, advance or other payments, or to secure any Indebtedness incurred for the purpose of financing all or any part of the cost of acquiring, constructing or improving any Principal Property, shares of capital stock or Indebtedness subject to such Liens (including Liens incurred in connection with pollution control, industrial revenue, Title XI maritime financings or similar financings), or other Liens in connection with the issuance of tax-exempt industrial revenue bonds;

          (7) Liens existing as of the date of original issuance of the Notes;

          (8) Liens for taxes, assessments or other government charges, the validity of which is being contested in good faith by appropriate proceedings and materialmen's, mechanics' and other like Liens or deposits to obtain the release of such Liens;

          (9) Liens created or deposits made to secure the payment of workers' compensation claims or the performance of, or in connection with, tenders, bids, leases, public or statutory obligations, surety and appeal bonds, contracts, performance and return-of-money bonds or to secure (or in lieu of) surety or appeal bonds and Liens made in the ordinary course of business for similar purposes; and

          (10) any extension, renewal or replacement of any Liens referred to in the foregoing clauses (1) to (9), inclusive. However, such extension, renewal or replacement shall be limited to the property, shares of capital stock or Indebtedness which secured the Lien so extended, renewed or replaced (plus improvements on such property).

     We or any Restricted Subsidiary may create or assume Liens in addition to those permitted above, and renew, extend or create such Liens, provided, that at the time of such creation, assumption, renewal or replacement, and after giving effect to such creation, assumption, renewal or replacement, the aggregate amount of all Indebtedness so secured by a Lien (without regard to Indebtedness permitted in clauses (1) through (10) above), plus all Attributable Debt of us and our Restricted Subsidiaries in respect of Sale and Leaseback Transactions which would not be permitted by either clause (1) or (2) of the first paragraph under the "Limitation on Sale and Leaseback Transaction" covenant does not exceed 20% of Consolidated Assets.

     "Indebtedness" means, without duplication:

          (1) all obligations in respect of borrowed money or for the deferred purchase or acquisition price of property (including all types of real, personal, tangible, intangible or mixed property) or services (excluding trade accounts payable, deferred taxes and accrued liabilities which arise in the ordinary course of business) which are, in accordance with GAAP, includible as a liability on a balance sheet consolidated for financial reporting purposes in accordance with GAAP;

          (2) all amounts representing the capitalization of rental obligations in accordance with GAAP; and

          (3) all Contingent Obligations with respect to the foregoing.

For purposes of clause (3) above, "Contingent Obligation" means, as to any person, any obligation of such person guaranteeing or in effect guaranteeing any Indebtedness, leases, dividends or other obligations ("primary obligations") of any other person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation, any obligation of such person, whether or not contingent:

          (a) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

          (b) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor;

          (c) to purchase property, securities or services primarily for the purpose of assuring the beneficiary of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation; or

          (d) otherwise to assure or hold harmless the beneficiary of such primary obligation against loss in respect thereof;

provided, however, that the term "Contingent Obligation" shall not include the endorsement of instruments for deposit or collection in the ordinary course of business. The term "Contingent Obligation" shall also include the liability of a general partner in respect of the primary obligations of a partnership in which it is a general partner. The amount of any Contingent Obligation of a person shall be deemed to be an amount equal to the principal amount of the primary obligation in respect to which such Contingent Obligation is made.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

     "Restricted Subsidiary" means any consolidated Subsidiary that owns any Principal Property.

     "Subsidiary" of any person means:

          (1) a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by such person or by one or more other Subsidiaries of such person or by such person and one or more Subsidiaries thereof; or

          (2) any other person (other than a corporation) in which such person, or one or more Subsidiaries of such person or such person and one or more Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policy, management and affairs thereof.

     "Principal Property" means the principal manufacturing facilities owned by us or a Restricted Subsidiary located in the United States, except such as the Board, in its good faith opinion, reasonably determines is not significant to the business, financial condition and earnings of us and our consolidated Subsidiaries taken as a whole, as evidenced by a Board resolution, and except for:

          (1) any and all personal property, including, without limitation, (A) motor vehicles and other rolling stock, and (B) office furnishings and equipment and information and electronic data processing equipment;

          (2) any property financed through obligations issued by a state, territory or possession of the United States, or any political subdivision or instrumentality of the foregoing; or

          (3) any real property held for development or sale.

     "Board" means our Board of Directors or any authorized committee of the Board.

     "Attributable Debt," when used in connection with a Sale and Leaseback Transaction, shall mean, as of any particular time, the lesser of:

          (1) the fair market value, as determined in good faith by the Board and evidenced by a Board resolution set forth in an Officers' Certificate delivered to the Trustee, of the property subject to such arrangement; and

          (2) the then present value (computed by discounting the rate of interest implicit in such Sale and Leaseback Transaction, determined in accordance with GAAP) of the obligation of a lessee for net rental payments during the remaining term of any lease in respect of such property (including any period for which such lease has been extended or may, at the option of the lessor, be extended). The term "net rental payments" under any lease for any period means the sum of the rental payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges.

     "Officer" means the Chairman, any Vice-Chairman, the President, any Executive or Senior Vice President, any Vice-President, the Treasurer or any Assistant Treasurer, the Secretary or any Assistant Secretary of Sequa Corporation.

     "Officers' Certificate" means a certificate signed by two of our Officers, and delivered to the Trustee.

     "Consolidated Assets" means our assets, determined in accordance with GAAP and consolidated for financial reporting purposes in accordance with GAAP, such assets to be valued at book value.

     Limitation on Sale and Leaseback Transactions. We will not, and will not permit any Restricted Subsidiary to, lease any Principal Property owned by us or such Restricted Subsidiary (except for leases for a term of not more than three years), which has been or is to be sold or transferred by us or such Restricted Subsidiary on the security of such Principal Property (a "Sale and Leaseback Transaction"), unless either:

          (a) we or such Restricted Subsidiary would be entitled pursuant to the "Limitation on Liens" covenant described above to incur Indebtedness secured by a Lien on the Principal Property to be leased back equal in amount to the Attributable Debt with respect to such Sale and Leaseback Transaction without equally and ratably securing the Notes; or

          (b) we apply an amount equal to the greater of the net proceeds or the fair market value, as determined in good faith by the Board and evidenced by a Board resolution set forth in an Officers' Certificate delivered to the Trustee, of the property so sold to the purchase of Principal Property or to the retirement (other than any mandatory retirement), within 365 days of the effective date of any such Sale and Leaseback Transaction, of Notes or other Funded Indebtedness. Any such retirement of Notes will be made in accordance with the indenture. The amount to be applied to such retirement of Notes or other Funded Indebtedness will be reduced by an amount equal to the sum of:

             (1) an amount equal to the principal amount of any Notes delivered within 365 days after the effective date of such Sale and Leaseback Transaction to the Trustee for retirement and cancellation, plus

             (2) the principal amount of other Funded Indebtedness voluntarily retired by us within such 365-day period,

     excluding, in each case, retirements pursuant to mandatory sinking fund or prepayment provisions, if any, and payments at maturity.

     We or any Restricted Subsidiary may enter into Sale and Leaseback Transactions in addition to any permitted by the immediately preceding paragraph and without any obligation to retire any Notes or other Funded Indebtedness if at the time of entering into such Sale and Leaseback Transaction and after giving effect to such Sale and Leaseback Transaction, Attributable Debt resulting from such Sale and Leaseback

Transaction, plus the aggregate amount of all Indebtedness secured by a Lien (not including Indebtedness excluded as provided in clauses (1) through (5) under the "Limitation on Liens" covenant above), does not exceed 20% of Consolidated Assets.

     "Funded Indebtedness" means all Indebtedness of us and our Restricted Subsidiaries maturing by its terms more than one year after, or which is renewable or extendable at our option for a period ending more than one year after, the date as of which Funded Indebtedness is being determined.

     Merger, Consolidation and Sale of Assets. We will not consolidate with or merge into, or transfer all or substantially all of our assets to, any person in any transaction in which we are not the survivor, unless:

          (1) the person is organized under the laws of the United States or a State thereof or is organized under the laws of a foreign jurisdiction and consents to the jurisdiction of the courts of the United States or a State thereof;

          (2) the person assumes by supplemental indenture all of our obligations under the indenture and the Notes; and

          (3) immediately after the transaction no Default exists.

The successor will be substituted for us, and thereafter all of our obligations under the indenture and the Notes will terminate.

EVENTS OF DEFAULT

     An "Event of Default" with respect to the Notes will occur if:

          (1) we default in any payment of interest on any of the Notes when the same becomes due and payable and the Default continues for a period of 60 days;

          (2) we default in the payment of the principal and premium, if any, of any of the Notes when the same becomes due and payable at maturity or upon redemption, acceleration or otherwise and the Default continues for five or more days;

          (3) we default in the payment or satisfaction of any sinking fund obligation with respect to any of the Notes as required by the securities resolution establishing the Notes and the Default continues for a period of 60 days;

          (4) we default in the performance of any of our other agreements applicable to the Notes and the Default continues for 90 days after the notice specified below;

          (5) pursuant to or within the meaning of any Bankruptcy Law:

             (a) we commence a voluntary case;

             (b) we consent to the entry of an order for relief against us in an involuntary case;

             (c) we consent to the appointment of a Custodian for us or for all or substantially all of our property; or

             (d) we make a general assignment for the benefit of our creditors;
        or

          (6) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

             (a) is for relief against us in an involuntary case;

             (b) appoints a Custodian for us or for all or substantially all of our property; or

             (c) orders that we be liquidated, and the order or decree remains unstayed and in effect for 60 days.

     The term "Bankruptcy Law" means Title 11, U.S. Code or any similar Federal or State law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator or a similar official under any Bankruptcy Law.

     "Default" means any event which is, or after notice or passage of time would be, an Event of Default. A Default under subparagraph (4) above is not an Event of Default until the Trustee or the Holders of at least 33 1/3% in principal amount of the Notes notify us of the Default, and we do not cure the Default within the time specified after receipt of the notice. The Trustee may require indemnity satisfactory to it before it enforces the indenture or the Notes. Subject to certain limitations, Holders of a majority in principal amount of the Notes may direct the Trustee in its exercise of any trust or power with respect to the Notes. Except in the case of Default in payment on the Notes, the Trustee may withhold from Holders of the Notes notice of any continuing Default (except a Default in payment of principal or interest) if it determines that withholding notice is in their interest. We are required to furnish the Trustee annually a brief certificate as to our compliance with all conditions and covenants under the indenture.

     The failure to redeem any of the Notes subject to a conditional redemption is not an Event of Default if any event on which the redemption is so conditioned does not occur and is not waived before the scheduled redemption date.

     The indenture does not have a cross-default provision. Thus, a default by us on any other debt, including any other series of debt securities, would not constitute an Event of Default with respect to the Notes.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Notes may be defeased in accordance with their terms and as set forth below. We at any time may terminate as to the Notes all of our obligations (except for certain obligations, including obligations with respect to defeasance trust and obligations to register the transfer or exchange of a Note, to replace destroyed, lost or stolen Notes and to maintain paying agencies in respect of the Notes) with respect to the Notes and the indenture ("legal defeasance"). We at any time may terminate as our obligations with respect to the Notes under any restrictive covenants which are applicable to the Notes ("covenant defeasance").

     We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, the Notes may not be accelerated because of an Event of Default. If we exercise our covenant defeasance option, the Notes may not be accelerated by reference to any restrictive covenants which are applicable to the Notes.

     To exercise either defeasance option as to the Notes, we must:

          (1) irrevocably deposit in trust (the "defeasance trust") with the Trustee or another trustee money or U.S. Government Obligations, deliver a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due on the deposited U.S. Government Obligations, without reinvestment, plus any deposited money without investment will provide cash at the times and in the amounts as will be sufficient to pay the principal and interest when due on all the Notes to maturity or redemption, as the case may be; and

          (2) comply with certain other conditions.

     In particular, we must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders for Federal income tax purpose. "U.S. Government Obligations" means direct obligations of the United States or an instrumentality of the United States, the payment of which is unconditionally guaranteed by the United States, which, in either case, have the full faith and credit of the United States of America pledged for payment and which are not callable at the issuer's option, or certificates representing an ownership interest in those obligations.

MODIFICATION OF THE INDENTURE AND THE NOTES; WAIVERS

     The indenture and the Notes may be amended, and any default may be waived as follows:

     - The Notes and the indenture may be amended with the consent of the Holders of a majority in principal amount of the debt securities of all series affected voting as one class.

     - A Default on the Notes may be waived with the consent of the Holders of a majority in principal amount of the Notes.

     However, without the consent of each Holder affected, no amendment or waiver may:

          (1) reduce the amount of the Notes whose Holders must consent to an amendment or waiver;

          (2) reduce the interest on or change the time for payment of interest on any of the Notes;

          (3) change the fixed maturity of any of the Notes;

          (4) reduce the principal of the Notes;

          (5) change the currency in which the principal or interest is payable; or

          (6) waive any Default in payment of interest on or principal of the Notes.

     Without the consent of any Holder, the indenture or the Notes may be amended:

          (1) to cure any ambiguity, omission, defect or inconsistency;

          (2) to provide for assumption of Company obligations to Holders in the event of a merger or consolidation requiring the assumption;

          (3) to provide that specific provisions of the indenture shall not apply to debt securities not previously issued;

          (4) to create a series and establish its terms;

          (5) to provide for a separate trustee for one or more series; or

          (6) to make any change that does not materially adversely affect the rights of any Holder.

GOVERNING LAW

     The laws of the State of New York will govern the indenture and the Notes, unless federal law governs.

                                  UNDERWRITING

     We and the Underwriters named below have entered into an underwriting agreement (the "Underwriting Agreement") with respect to the Notes. Subject to certain conditions, each Underwriter has severally agreed to purchase the total principal amount of Notes shown opposite its name in the following table:

                                                                PRINCIPAL AMOUNT
UNDERWRITER                                                         OF NOTES
-----------                                                     ----------------
Bear, Stearns & Co. Inc. ...................................      $
Chase Securities Inc. ......................................
BNY Capital Markets, Inc. ..................................
Deutsche Bank Securities Inc. ..............................
Wasserstein Perella Securities, Inc. .......................
                                                                  ------------
          Total.............................................      $200,000,000
                                                                  ============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the Notes if any are purchased.

     Notes sold by the Underwriters to the public will initially be offered at
the initial public offering of      % of the principal amount of the Notes. Any
Notes sold by the Underwriters to securities dealers may be sold at a discount
from the initial public offering price of up to      % of the principal amount
of the Notes. Any such securities dealers may resell any Notes purchased from the Underwriters to certain other brokers or dealers at a discount from the
initial public offering price of up to      % of the principal amount of the
Notes. If all the Notes are not sold at the initial offering price, the Underwriters may change the offering price and the other selling terms. The Underwriting Agreement provides that we will pay as Underwriters' compensation
     % of the principal amount of the Notes, or $          . The expenses of the
offering of the Notes are estimated to be $500,000.

     The Underwriters and their affiliates engage at various times in general financing and banking transactions with, or provide financial advisory services to, us and our affiliates. The Chase Manhattan Bank, an affiliate of Chase Securities Inc., is administrative agent and a lender under, and The Bank of New York, an affiliate of BNY Capital Markets, Inc., and Bankers Trust Company, an affiliate of Deutsche Bank Securities Inc., are lenders under, our $150.0 million revolving credit facility.

     The Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the Notes on any national securities exchange or quotation system. However, the Underwriters have advised us that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. There are no guarantees regarding the liquidity of the trading market for the Notes.

     In connection with this offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater total principal amount of Notes than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while this offering is in progress.

     The Underwriters may also impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because they have repurchased Notes sold by or for the account of that particular Underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     We have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments in respect of those liabilities.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the issuance of the Notes will be passed upon for us by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York. Certain legal matters in connection with the Notes offered hereby will be passed upon for the Underwriters by Cadwalader, Wickersham & Taft, New York, New York.

                                    EXPERTS

     The financial statements and schedules incorporated by reference in this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

PROSPECTUS

                               SEQUA CORPORATION

                                  $500,000,000

                                DEBT SECURITIES

                            ------------------------

     At various times we may offer debt securities in one or more series worth up to $500,000,000 aggregate principal amount. We will provide the specific terms of each series in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                            ------------------------

This investment involves risks.   See the Risk Factors section beginning on page
1.

                            ------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                            ------------------------

                   THIS PROSPECTUS IS DATED JANUARY 22, 1999.

                                  RISK FACTORS

     Before you invest in the debt securities, you should consider carefully the following factors, in addition to the other information contained in this prospectus.

OUR SIGNIFICANT LEVEL OF INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE DEBT SECURITIES.

     We now have, and when debt securities are issued will continue to have, a significant amount of indebtedness. Our level of indebtedness could adversely affect our ability to:

     - generate sufficient cash to service the debt securities;

     - generate sufficient cash to service our other debt obligations; and

     - obtain additional financing in the future.

If our available cash is no longer sufficient to fund our expenditures and debt service obligations, including the debt securities, we may need to raise additional funds by:

     - selling equity securities;

     - refinancing all or a part of our indebtedness; or

     - selling some of our assets.

We cannot assure you that any of these alternate sources of funds would be available in amounts sufficient for us to meet our obligations. Moreover, even if we could meet our obligations, our leveraged capital structure could limit our ability to:

     - finance capital expenditures;

     - compete effectively;

     - expand our business; or

     - operate successfully under adverse economic conditions.

The chart below indicates important financial statistics as of September 30, 1998:

Total consolidated indebtedness.......................  $510.7 million
Total shareholders' equity............................  $632.7 million
Debt to equity ratio..................................  .81x

WE MAY HAVE THE ABILITY TO BORROW ADDITIONAL FUNDS THE REPAYMENT OF WHICH MAY INCREASE THE RISKS THAT WE ALREADY FACE.

     Agreements governing the debt securities and our other indebtedness may permit us and our subsidiaries to incur additional indebtedness, including secured indebtedness. If new indebtedness is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could increase.

IF WE FAIL TO COMPLY WITH RESTRICTIONS FOUND IN AGREEMENTS GOVERNING OUR OTHER INDEBTEDNESS, THEN WE MAY BE FORCED TO REPAY OUR OTHER INDEDEBTEDNESS ON AN ACCELERATED BASIS. ACCELERATION OF OUR OTHER INDEBTEDNESS COULD ADVERSELY IMPACT OUR ABILITY TO REPAY THE DEBT SECURITIES.

     Agreements governing our other indebtedness may impose restrictions on our operations and activities and require us to comply with financial covenants, including the maintenance of financial ratios. Currently, we are in compliance with these restrictive covenants and financial ratios. However, if we fail to comply with any of these restrictions or covenants, an event of default may arise under the applicable instrument. The event of default would permit acceleration of the indebtedness under the applicable instrument. Moreover, this could result in acceleration of indebtedness under other instruments which contain cross-acceleration or cross-default provisions. If our other indebtedness is accelerated, we may not have sufficient cash to service the debt securities or to conduct business as usual.

WE MAY BE UNABLE TO REPAY THE DEBT SECURITIES IF WE DO NOT RECEIVE DISTRIBUTIONS OR BORROWINGS FROM OUR SUBSIDIARIES. MOREOVER, THE DEBT SECURITIES ARE JUNIOR TO ALL OUR SUBSIDIARIES' EXISTING INDEBTEDNESS AND POSSIBLY TO ALL OF THEIR FUTURE BORROWINGS.

     We are both an operating company and a holding company. Our ability to meet our financial obligations will largely depend upon distributions and/or borrowings from our subsidiaries, where some of our more significant operations are conducted. We may not receive dividends or other loans and advances from our subsidiaries as a result of statutory or contractual restrictions that may include requirements to maintain minimum levels of working capital and other assets.

     The debt securities will effectively be junior to all liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or dissolution of a subsidiary and following the payment of these liabilities, the subsidiary may not have sufficient assets remaining to make payments to us as a shareholder or otherwise. As of September 30, 1998, our subsidiaries had $388.7 million of outstanding liabilities (primarily trade payables, accrued expenses and taxes payable). Unless otherwise stated in a prospectus supplement with respect to a series of debt securities, the indenture governing the debt securities will permit our subsidiaries to incur additional indebtedness, including secured indebtedness under certain circumstances.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IN ANY OR ALL OF THE FOUR INDUSTRY SEGMENTS IN WHICH WE OPERATE.

     We encounter substantial competition in each of our product areas. If we are unable to respond successfully to changing competitive conditions, the demand for our products could be adversely affected. We believe that the principal competitive factors in each of our segments are product quality and conformity to customer specifications, design and engineering capabilities, product development, timeliness of delivery and price. Our competitors may develop products that are superior to our products or may adapt more quickly than we do to new technologies or evolving customer requirements. In addition, certain of our competitors have greater financial and other resources than we possess.

OUR LARGEST OPERATING UNIT PREDOMINANTLY SELLS TO THE COMMERCIAL AVIATION SECTOR. IF SALES TO THE COMMERCIAL AVIATION SECTOR DECLINE, OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY BE MATERIALLY ADVERSELY AFFECTED.

     Chromalloy Gas Turbine is the largest of our operating units and its sales represent, in the aggregate, approximately 44% of our total revenue. Moreover, approximately 80% of Gas Turbine's sales are to the commercial aviation sector, including sales to original equipment manufacturers and after-market sales. If we lose one or more customers in the commercial aviation sector, or if there is a significant reduction in sales to them, our financial condition and results of operations may be materially adversely affected. We cannot assure you that we will be able to retain these customers or that we will continue to sell to them in the future at current levels. Sales to these customers are affected by their specific business requirements and by conditions in the airline industry generally. In addition, the airline industry as a whole may be affected by regulatory changes and/or economic downturns. We cannot predict when, or if, these or other events will occur or what impact, if any, they would have on our operations, earnings and revenues or on the operations of our customers.

IF WE FAIL TO COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS, THEN WE MAY INCUR COSTS WHICH HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION.

     We are subject to federal, state and local environmental laws and regulations. We cannot assure you that compliance with environmental laws or remedial obligations thereunder will not have a material adverse effect on our results of operations or financial condition in the future. Moreover, we cannot predict future changes to environmental laws and regulations or interpretations or enforcement thereof.

     We have incurred, and expect to continue to incur, costs arising from compliance with environmental laws and remedial obligations. These laws relate to, among other things, the discharge of contaminants into water and air and onto land and the disposal of waste. We believe that the ultimate resolution of known environmental matters, net of liabilities already accrued on our balance sheet, will not have a material adverse effect on our results of operations or financial condition. However, we cannot predict the potential existence of currently unknown environmental issues.

ONE PERSON OWNS AND CONTROLS A SUBSTANTIAL AMOUNT OF OUR STOCK AND MAY, THEREFORE, INFLUENCE OUR AFFAIRS.

     Norman E. Alexander, our Chairman of the Board of Directors and Chief Executive Officer, effectively can direct our policies and the election of directors. Mr. Alexander beneficially owns an aggregate of approximately 38% of all classes of our stock. Moreover, he controls approximately 53% of the voting power thereof. As a result of this control, Mr. Alexander can effectively influence any merger or sale of all or substantially all of our assets or the initiation of a "going private" transaction. Mr. Alexander also could effectively prevent or cause a "change of control" of our company. The interests of Mr. Alexander may be different than those of the holders of the debt securities.

OUR FAILURE, OR THE FAILURE OF BUSINESSES ON WHICH WE RELY, TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT OUR OPERATIONS.

     The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. If we and/or third parties on which we rely do not successfully update our programs to avoid this issue, we could experience system failures or miscalculations. As a result we could experience disruptions in our ability to engage in normal business activities. The possible consequences could include, among other things:

- temporary plant closings

- delays in the receipt of key purchased materials and services

- customer and vendor relations problems

- delays in the delivery of finished products

- invoice and collection errors

     The occurrence of any or all of these consequences could have a material adverse impact on our results of operations, financial condition and cash flows.

YOU CANNOT BE SURE THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE DEBT SECURITIES.

     The debt securities are new securities for which there currently is no market. We cannot assure you as to the development or liquidity of any market for the debt securities.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by us with the Securities and Exchange Commission are incorporated herein by reference as of their respective dates of filing and shall be deemed to be a part hereof:

     1. Our Annual Report on Form 10-K (File No. 1-804) for the year ended December 31, 1997.

     2. Our Current Reports on Form 8-K (File No. 1-804) filed September 10, 1998 and November 6, 1998.

     3. Our Quarterly Reports on Form 10-Q (File No. 1-804) for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998.

     4.  Our Proxy Statement on Schedule 14A (File No. 1-804) filed March 30,
         1998.

     All documents filed by us pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this prospectus and before the termination of this offering shall be deemed to be incorporated by reference and a part of this prospectus from the date those documents are filed.

     For purposes of this prospectus, any statement in a document incorporated or deemed incorporated by reference is modified or superseded to the extent that a statement in this prospectus, or in any subsequently filed document which is or is deemed to be incorporated by reference, modifies or supersedes it. Any statement so modified or superseded is not, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, on the written or oral request of each person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this prospectus (not including exhibits to the incorporated information that are not specifically incorporated by reference into the information). Requests for the copies should be directed to us at the following address: Sequa Corporation, 200 Park Avenue, New York, New York 10166, Attention: Treasurer (212) 986-5500.

                                  OUR COMPANY

     We are a diversified industrial corporation that produces a broad range of products through operating units in four industry segments: Aerospace, Machinery and Metal Coatings, Specialty Chemicals, and Other Products.

AEROSPACE

     The Aerospace segment includes two operating units: Chromalloy Gas Turbine and ARC Propulsion.

     Chromalloy Gas Turbine, the largest of our operating units, repairs and manufactures components for jet aircraft engines. Gas Turbine provides domestic and international airlines with technologically advanced repairs and coatings for turbine airfoils and other critical engine components. The unit also supplies components to the manufacturers of jet engines and serves both the general aviation and military markets.

     ARC Propulsion, a supplier of solid rocket fuel propulsion systems since 1949, is a leading developer and manufacturer of advanced rocket propulsion systems, gas generators and auxiliary rockets. For the military contract market, ARC Propulsion produces propulsion systems for tactical weapons. For space applications, ARC Propulsion produces small liquid fueled rocket engines designed to provide attitude and orbit control for a number of satellite systems worldwide. ARC Propulsion's commercial market presence derives from its pioneering development of hybrid inflator systems for automotive airbags and production of energetic materials for airbag deployment. In early 1998, ARC Propulsion moved to further its role in the automotive market through the purchase of its partner's share of a venture that produces airbag inflators.

MACHINERY AND METAL COATINGS

     Our Machinery and Metal Coatings segment is composed of Precoat Metals, Sequa Can Machinery and MEGTEC Systems.

     Precoat Metals, the largest individual unit of the segment, is a leader in the application of protective and decorative coatings to continuous steel and aluminum coil. Precoat Metals' principal market is the building products industry, where coated steel is used for the construction of pre-engineered building systems, and as components in the industrial, commercial, agricultural and residential sectors. Precoat Metals also serves the container industry and has established a presence in other product markets, including heating, ventilating and air conditioning units, truck trailer panels and office equipment.

     Sequa Can Machinery designs and manufactures equipment for the two-piece can industry. At a facility on the East Coast, Sequa Can Machinery manufactures high-speed equipment to coat and decorate two-piece beverage cans, and at its West Coast plant, Sequa Can Machinery produces equipment used to form the cup and body of two-piece metal cans.

     MEGTEC Systems, which was formed in 1997, supplies equipment for the web offset printing industry, including pasters and splicers, web guides, infeeds, chill stands and related equipment for high-speed web presses. MEGTEC's products also include air flotation dryers for paper and printing uses and emission control systems for industrial applications.

SPECIALTY CHEMICALS

     Warwick International, the operation that makes up our Specialty Chemicals segment, serves a variety of markets with performance-enhancing additives for a broad range of end products. Warwick International is a leading producer and supplier of TAED, a bleach activator for powdered laundry detergent products. The unit also markets and distributes diverse chemical products including plastics, resins, paints and cosmetics.

OTHER PRODUCTS

     The Other Products segment includes three primary businesses: Casco Products, the men's apparel unit and Northern Can Systems. Casco Products, which has been serving the automotive products market since 1921, is the world's leading supplier of automotive cigarette lighters and also offers a growing line of automotive accessories. The men's apparel unit designs and manufactures men's formalwear and accessories marketed under the labels Raffinati, Oscar de la Renta and After Six. Northern Can Systems, which was sold in December 1997, supplied the domestic and international food processing market with easy-open lids for cans.

AVAILABLE INFORMATION

     We are subject to the informational requirements of the 1934 Act and in accordance therewith we file reports and other information with the Commission. Reports, proxy and information statements, and other information filed by us, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain of its Regional Offices at Seven World Trade Center, 13th Floor, New York, N.Y. 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and by accessing the Commission's Web site, http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the Commission at (800) SEC-0330. Certain of our securities are listed on the New York Stock Exchange, and reports, proxy statements and other information concerning us can be inspected at the offices of the Exchange, 20 Broad Street, New York, N.Y. 10005.

     Our principal executive offices are located at 200 Park Avenue, New York, New York 10166 (telephone (212) 986-5500).

                                USE OF PROCEEDS

     We will combine the net proceeds from the sale of the debt securities with our general funds to repay indebtedness and for general corporate purposes. We will provide information concerning the use of proceeds from the sale of each series of the debt securities in the prospectus supplement relating to each respective series.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for each year in the five-year period ended December 31 and for the nine month period ended September 30, 1998.

                                                YEAR ENDED DECEMBER 31,
                                            --------------------------------   NINE MONTHS ENDED
                                            1993   1994   1995   1996   1997   SEPTEMBER 30, 1998
                                            ----   ----   ----   ----   ----   ------------------
Ratio of Earnings to Fixed Charges:         N/A    N/A    1.5x   1.4x   1.7x          2.1x

     We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. Earnings consist of income (loss) before income taxes, extraordinary items and fixed charges and after adjustments for minority interests in the earnings and losses of majority-owned subsidiaries and after adjustments for equity in the earnings and losses of less than fifty percent owned joint ventures. Fixed charges consist of interest expense on all indebtedness, amortization of debt issuance costs, the portion of rental expense representative of interest and preference stock dividend requirements of a majority-owned subsidiary. Our earnings were inadequate to cover fixed charges by $64.8 million in 1993 and $25.5 million in 1994.

                         DESCRIPTION OF DEBT SECURITIES

     We will issue debt securities in one or more series under an indenture between our company and Bank of Montreal Trust Company, as Trustee, the form of which we have filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the indenture are not complete and are qualified in their entirety by express reference to the indenture and the securities resolutions or the indentures supplemental thereto (copies of which have been or will be filed with the Commission). Capitalized terms used in this section without definition have the meanings given to them in the indenture.

GENERAL

     The indenture does not limit the amount of debt securities that can be issued thereunder and provides that the debt securities may be issued from time to time in one or more series pursuant to the terms of one or more securities resolutions or supplemental indentures. As of the date of this prospectus, there were no debt securities outstanding under the indenture. The debt securities will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated debt. The debt securities will be senior to all of our existing and future indebtedness which by its terms is made subordinate to the debt securities. Although the indenture provides for the possible issuance of debt securities in other forms or currencies, the only debt securities covered by this prospectus will be debt securities denominated in U.S. dollars in registered form without coupons.

TERMS

     We will determine the terms of the debt securities at the time or times of sale. We will provide the specific terms of each series in supplements to this prospectus. Reference is made to the prospectus supplement for the following terms, if applicable, of the debt securities offered thereby:

- designation, aggregate principal amount, currency or composite currency and denominations

- terms of any redemption at the option of Holders

- price and, if an index formula or other method is used, the method for determining amounts of principal or interest

- maturity date and other dates, if any, on which principal will be payable

- interest rate (which may be fixed or variable), if any

- date or dates from which interest will accrue and on which interest will be payable, and the record dates for the payment of interest

- manner of paying principal and interest

- place or places where principal and interest will be payable

- terms of any mandatory or optional redemption by us including any sinking fund

- terms of any conversion or exchange right

- tax indemnity provisions

- if the debt securities provide that payments of principal or interest may be made in a currency other than that in which debt securities are denominated, the manner for determining the payments

- portion of principal payable upon acceleration of a Discounted Debt Security (as defined below)

- whether and upon what terms debt securities may be defeased

- any events of default or restrictive covenants in addition to or in lieu of those set forth in the indenture

- provisions for electronic issuance of debt securities or for debt securities in uncertificated form

- any additional provisions or other special terms not inconsistent with the provisions of the indenture, including any terms that may be required or advisable under United States or other applicable laws or regulations, or advisable in connection with the marketing of the debt securities. (Section 2.01)

     We may issue debt securities of any series as registered debt securities, bearer debt securities or uncertificated debt securities, and in denominations as specified in the terms of the series. (Section 2.01)

     In connection with its original issuance, no bearer debt security will be offered, sold or delivered to any location in the United States, and a bearer debt security in definitive form may be delivered in connection with its original issuance only upon presentation of a certificate in a form prescribed by us to comply with United States laws and regulations. (Section 2.04)

     Registration of transfer of registered debt securities may be requested upon surrender thereof at any agency of ours maintained for that purpose and upon fulfillment of all other requirements of the agent. (Sections 2.03 and 2.07)

     Under the indenture we may issue debt securities as Discounted Debt Securities to be offered and sold at a substantial discount from the principal amount thereof. Special United States federal income tax and other considerations applicable thereto will be described in the prospectus supplement relating to the Discounted Debt Securities. "Discounted Debt Security" means a debt security where the amount of principal due upon acceleration is less than the stated principal amount. (Section 2.10)

CERTAIN COVENANTS

     The debt securities will not be secured by any properties or assets and will represent senior unsecured debt of our company.

     Any restrictive covenants which may apply to a particular series of debt securities will be described in the prospectus supplement relating to that series.

     The indenture does not limit our ability to enter into sale and leaseback transactions. In addition, the indenture does not limit the ability of our subsidiaries to issue debt, and the debt securities will be effectively subordinated to all existing and future indebtedness and other liabilities and commitments of our subsidiaries.

     Unless otherwise indicated in a prospectus supplement, these covenants, if applicable, do not afford holders of the debt securities protection in the event of a highly leveraged or other transaction involving us that may adversely affect holders of the debt securities.

SUCCESSOR OBLIGOR

     Unless otherwise specified in the securities resolution establishing a series of debt securities, we shall not consolidate with or merge into, or transfer all or substantially all of our assets to, any person in any transaction in which we are not the survivor, unless:

     (1) the person is organized under the laws of the United States or a State thereof or is organized under the laws of a foreign jurisdiction and consents to the jurisdiction of the courts of the United States or a State thereof;

     (2) the person assumes by supplemental indenture all of our obligations under the indenture, the debt securities and any coupons; and

     (3) immediately after the transaction no Default (as defined) exists. The successor shall be substituted for us, and thereafter all of our obligations under the indenture, the debt securities and any coupons shall terminate. (Section 5.01)

EXCHANGE OF DEBT SECURITIES

     Registered debt securities may be exchanged for an equal aggregate principal amount of registered debt securities of the same series and date of maturity in the authorized denominations as may be requested upon surrender of the registered debt securities at an agency of ours maintained for that purpose and upon fulfillment of all other requirements of the agent. (Section 2.07)

DEFAULT AND REMEDIES

     Unless the securities resolution establishing the series otherwise provides (in which event the prospectus supplement will so state), an "Event of Default" with respect to a series of debt securities will occur if:

     (1) we default in any payment of interest on any debt securities of the series when the same becomes due and payable and the Default continues for a period of 60 days;

     (2) we default in the payment of the principal and premium, if any, of any debt securities of the series when the same becomes due and payable at maturity or upon redemption, acceleration or otherwise and the default shall continue for five or more days;

     (3) we default in the payment or satisfaction of any sinking fund obligation with respect to any debt securities of a series as required by the securities resolution establishing the series and the Default continues for a period of 60 days;

     (4) we default in the performance of any of its other agreements applicable to the series and the Default continues for 90 days after the notice specified below;

     (5) pursuant to or within the meaning of any Bankruptcy Law:

        (a) we commence a voluntary case,

        (b) we consent to the entry of an order for relief against us in an involuntary case,

        (c) we consent to the appointment of a Custodian for us or for all or substantially all of our property, or

        (d) we make a general assignment for the benefit of our creditors;

     (6) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

        (a) is for relief against us in an involuntary case,

        (b) appoints a Custodian for us or for all or substantially all of our property, or

        (c) orders that we be liquidated, and the order or decree remains unstayed and in effect for 60 days; or

     (7) there occurs any other Event of Default provided for in the series. (Section 6.01)

     The term "Bankruptcy Law" means Title 11, U.S. Code or any similar Federal or State law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator or a similar official under any Bankruptcy Law. (Section 6.01)

     "Default" means any event which is, or after notice or passage of time would be, an Event of Default. A Default under subparagraph (4) above is not an Event of Default until the Trustee or the Holders of at least 33 1/3% in principal amount of the series notify us of the Default and we do not cure the Default within the time specified after receipt of the notice. (Section 6.01) The Trustee may require indemnity satisfactory to it before it enforces the indenture or the debt securities of the series. (Section 7.01) Subject to certain limitations, Holders of a majority in principal amount of the debt securities of the series may direct the Trustee in its exercise of any trust or power with respect to the series. (Section 6.05) Except in the case of Default in payment on a series, the Trustee may withhold from Securityholders of the series notice of any continuing Default (except a Default in payment of principal or interest) if it determines that withholding notice is in their interest. (Section 7.04) We are required to furnish the Trustee annually a brief certificate as to our compliance with all conditions and covenants under the indenture. (Section 4.04)

     The failure to redeem any debt securities subject to a Conditional Redemption (as defined) is not an Event of Default if any event on which the redemption is so conditioned does not occur and is not waived before the scheduled redemption date. (Section 6.01)

     The indenture does not have a cross-default provision. Thus, a default by us on any other debt, including any other series of debt securities, would not constitute an Event of Default.

AMENDMENTS AND WAIVERS

     The indenture and the debt securities or any coupons of the series may be amended, and any default may be waived as follows: Unless the securities resolution otherwise provides (in which event the prospectus supplement will so state), the debt securities and the indenture may be amended with the consent of the Holders of a majority in principal amount of the debt securities of all series affected voting as one class. (Section 9.02) Unless the securities resolution otherwise provides (in which event the prospectus supplement will so state), a Default on a particular series may be waived with the consent of the Holders of a majority in principal amount of the debt securities of the series. (Section 6.04)

However, without the consent of each Holder affected, no amendment or waiver may:

     (1) reduce the amount of debt securities whose Holders must consent to an amendment or waiver;

     (2) reduce the interest on or change the time for payment of interest on any debt security;

     (3) change the fixed maturity of any debt security;

     (4) reduce the principal of any non-Discounted Debt Security or reduce the amount of the principal of any Discounted Debt Security that would be due on acceleration thereof;

     (5) change the currency in which the principal or interest on a debt security is payable;

     (6) make any change that materially adversely affects the right to convert any debt security; or

     (7) waive any Default in payment of interest on or principal of a debt security. (Sections 6.04 and 9.02)

Without the consent of any Holder, the indenture or the debt securities may be amended:

     (1) to cure any ambiguity, omission, defect or inconsistency;

     (2) to provide for assumption of Company obligations to Holders in the event of a merger or consolidation requiring the assumption;

     (3) to provide that specific provisions of the indenture shall not apply to a series of debt securities not previously issued;

     (4) to create a series and establish its terms;

     (5) to provide for a separate trustee for one or more series; or

     (6) to make any change that does not materially adversely affect the rights of any Holder. (Section 9.01)

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     Debt securities of a series may be defeased in accordance with their terms and, unless the securities resolution establishing the terms of the series otherwise provides, as set forth below. We at any time may terminate as to a series all of our obligations (except for certain obligations, including obligations with respect to the defeasance trust and obligations to register the transfer or exchange of a debt security, to replace destroyed, lost or stolen debt securities and coupons and to maintain paying agencies in respect of the debt securities) with respect to the debt securities of the series and any related coupons and the indenture ("legal defeasance"). We at any time may terminate as to a series our obligations with respect to the debt securities and coupons of the series under any restrictive covenants which may be applicable to a particular series ("covenant defeasance").

     We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, a series may not be accelerated because of an Event of Default. If we exercise our covenant defeasance option, a series may not be accelerated by reference to any restrictive covenants which may be applicable to that series. (Section 8.01)

To exercise either defeasance option as to a series, we must:

     (1) irrevocably deposit in trust (the "defeasance trust") with the Trustee or another trustee money or U.S. Government Obligations, deliver a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due on the deposited U.S. Government Obligations, without reinvestment, plus any deposited money without investment will provide cash at the times and in the amounts as will be sufficient to pay the principal and interest when due on all debt securities of that series to maturity or redemption, as the case may be, and

     (2) comply with certain other conditions.

     In particular, we must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders for Federal income tax purposes. "U.S. Government Obligations" means direct obligations of the United States or an instrumentality of the United States, the payment of which is unconditionally guaranteed by the United States, which, in either case, have the full faith and credit of the United States of America pledged for payment and which are not callable at the issuer's option, or certificates representing an ownership interest in those obligations. (Section 8.02)

REGARDING THE TRUSTEE

     Bank of Montreal Trust Company will act as Trustee for debt securities issued under the indenture and, unless otherwise indicated in a prospectus supplement, the Trustee will also act as Registrar and Paying Agent with respect to the debt securities. (Section 2.03) The Trustee is a member of the syndicate of lenders with respect to our credit facility.

                                   BOOK-ENTRY

     DTC will act as securities depository for the debt securities. The debt securities will be issued only as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One or more fully registered global certificates will be issued for the debt securities representing the aggregate principal amount of the debt securities and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the 1934 Act, as amended, DTC holds securities that its participants (the "Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (the "Indirect Participants," and together with the Direct Participants, the "Participants"). The rules applicable to DTC and its Participants are on file with the SEC.

     Purchases of the debt securities within the DTC system must be made by or through Direct Participants which will receive a credit for the debt securities on DTC's records. The ownership interest of each actual purchaser of each debt security (a "Beneficial Owner") will in turn be recorded on the Direct and Indirect Participants' respective records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interest in the debt securities will be effected by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interest in debt securities except in the event that use of the book-entry system for the debt securities is discontinued.

     The deposit of the debt securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the debt securities; DTC's records reflect only the identity of the Direct Participants to whose accounts the debt securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other direct communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to Cede & Co. If less than all of the debt securities of an issue are being redeemed, DTC's practice will determine by lot the amount of the interest of each Direct Participant in the series to be redeemed.

     Neither DTC nor Cede & Co. will consent or vote with respect to the debt Securities. Under its usual procedures, DTC mails an omnibus proxy (an "Omnibus Proxy") to the Participants as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal, premium, if any, and interest on the debt securities will be paid to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street-name," and will be the responsibility of the Participant and not of DTC, the underwriters, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to DTC is the responsibility of us or the Trustee. Disbursement of these payments to Direct Participants is the responsibility of DTC, and disbursement of these payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depository with respect to the debt securities at any time by giving reasonable notice to us. Under those circumstances and in the event that a successor securities depository is not obtained, certificates for the debt securities are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC (or any successor securities depository). In that event, certificates for the debt securities will be printed and delivered.

     We will not have any responsibility or obligation to Participants or to the persons for whom they act as nominees with respect to the accuracy of the records of DTC, its nominees or any Direct or Indirect Participant with respect to any ownership interest in the debt securities, or with respect to payments or providing of notice to the Direct Participants, the Indirect Participants or the Beneficial Owners.

     So long as Cede & Co. is the registered owner of the debt securities, as nominee of DTC, references herein to holders of the debt securities shall mean Cede & Co. or DTC and shall not mean the Beneficial Owners of the debt securities.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from DTC.

                              PLAN OF DISTRIBUTION

     The Company may sell debt securities through underwriters or dealers, directly to one or more purchasers or through agents.

     The applicable prospectus supplement will set forth the terms of the offering of any debt securities, including:

- the names of any underwriters or agents

- the proceeds to the Company from the sale

- any other items constituting underwriters' compensation

- any discounts or concessions allowed or reallowed or paid to dealers

- the purchase price of the debt securities

- any underwriting discounts

- any initial public offering price

- any securities exchanges on which the debt securities may be listed

     If underwriters are used in the sale, debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Those debt securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase those debt securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of those debt securities if any of them are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Only underwriters named in a prospectus supplement are deemed to be underwriters in connection with the debt securities offered thereby.

     We may sell debt securities directly or through agents designated by us from time to time. Any agent involved in the offer or sale of debt securities will be named, and any commissions payable by us to the agent will be set forth in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, the agent will act on a best efforts basis for the period of its appointment.

     If so indicated in a prospectus supplement with respect to debt securities, we will authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase debt securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of the debt securities sold pursuant to the contracts shall be not less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom the contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to our approval. The contracts will not be subject to any conditions except:

     (1) the purchase by an institution of the debt securities covered by its contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the institution is subject, and

     (2) if the debt securities are being sold to underwriters, we shall have sold to the underwriters the total principal amount of the debt securities less the principal amount thereof covered by the contracts.

     The underwriters will not have any responsibility in respect of the validity or performance of the contracts.

     If dealers are utilized in the sale of any debt securities, we will sell those debt securities to the dealers, as principal. Any dealer may then resell those debt securities to the public at varying prices to be determined by the dealer at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the prospectus supplement with respect to the debt securities being offered thereby.

     It has not been determined whether any series of debt securities will be listed on a securities exchange. Underwriters will not be obligated to make a market in any series of debt securities. We cannot predict the level of trading activity in, or the liquidity of, any series of debt securities.

     Any underwriters, dealers or agents participating in the distribution of debt securities may be deemed to be underwriters, and any discounts or commissions received by them on the sale or resale of debt securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engaged in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the issuance of the debt securities will be passed upon for us by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York.

                                    EXPERTS

     Our financial statements incorporated by reference in this prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

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     We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus supplement and the accompanying prospectus. You must not rely on any unauthorized information. This prospectus supplement and the accompanying prospectus is not an offer to sell or buy any securities in any jurisdiction where it is unlawful.
The information in this prospectus supplement is current as of                 ,
1999 and the information in the accompanying prospectus is current as of January 22, 1999.

                      ------------------------------------

                               TABLE OF CONTENTS
                      ------------------------------------

                                    PAGE
                                    ----
PROSPECTUS SUPPLEMENT
Forward-Looking Statements........   S-i
Prospectus Supplement Summary.....   S-1
Use of Proceeds...................   S-9
Capitalization....................  S-10
Selected Consolidated Financial
  Data............................  S-11
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations.......  S-13
Business..........................  S-27
Management........................  S-34
Description of Certain
  Indebtedness....................  S-36
Description of Notes..............  S-37
Underwriting......................  S-46
Legal Matters.....................  S-47
Experts...........................  S-47
PROSPECTUS
Risk Factors......................     1
Incorporation of Certain Documents
  by Reference....................     4
Our Company.......................     5
Use of Proceeds...................     6
Ratio of Earnings to Fixed
  Charges.........................     6
Description of Debt Securities....     7
Book-Entry........................    11
Plan of Distribution..............    14
Legal Matters.....................    15
Experts...........................    15

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                                  $200,000,000
                                  [SEQUA LOGO]

                               SEQUA CORPORATION

                            % SENIOR NOTES DUE

                ------------------------------------------------

                             PROSPECTUS SUPPLEMENT
                ------------------------------------------------
                              Joint Lead Managers
                            BEAR, STEARNS & CO. INC.
                              Book-running Manager

                             CHASE SECURITIES INC.

                                  Co-Managers
                           BNY CAPITAL MARKETS, INC.
                           DEUTSCHE BANC ALEX. BROWN
                      WASSERSTEIN PERELLA SECURITIES, INC.
                                           , 1999

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